UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission file number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    or    Form 40-F  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-273003) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

TABLE OF DOCUMENT(S) SUBMITTED

1.	Unaudited interim consolidated Japanese GAAP financial statements as of and for the six months ended September 30, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Fumihiko Ito
	Name:	Fumihiko Ito
	Title:	Senior Managing Executive Officer Group Chief Financial Officer

Date: December 5, 2023

UNAUDITED INTERIM CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023

On November 29, 2023, we published our unaudited interim consolidated financial statements as of and for the six months ended September 30, 2023 prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, as part of our quarterly securities report (shihanki hokokusho) for the quarter ended September 30, 2023 filed by us with the relevant Japanese authorities. This document is an English translation of the unaudited interim consolidated financial statements and the notes thereto included in such quarterly securities report. Japanese GAAP differs in certain respects from International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS, and generally accepted accounting principles in the United States. For a description of certain differences between IFRS and Japanese GAAP, see “Item 5.A Operating Results—Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the SEC.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (JAPANESE GAAP)

INTERIM CONSOLIDATED BALANCE SHEETS

	Millions of yen				Millions of U.S. dollars
	March 31, 2023		September 30, 2023		September 30, 2023
Assets:
Cash and due from banks	*5	¥75,913,960	*5	¥77,411,258	$517,524
Call loans and bills bought		5,684,812		6,088,010	40,701
Receivables under resale agreements		5,785,945		7,753,303	51,834
Receivables under securities borrowing transactions		5,576,612		6,031,785	40,325
Monetary claims bought		5,558,287		5,427,975	36,288
Trading assets	*2, *5	8,751,204	*2, *5	11,127,530	74,392
Money held in trust		12,957		13,149	88
Securities	*1, *2, *3, *5, *12	33,213,165	*1, *2, *3, *5, *12	40,431,009	270,297
Loans and bills discounted	*3, *4, *5, *6	98,404,137	*3, *4, *5, *6	102,448,793	684,910
Foreign exchanges	*3, *4	1,942,764	*3, *4	2,238,431	14,965
Lease receivables and investment assets		226,302		257,744	1,723
Other assets	*3, *5	13,243,899	*3, *5	17,311,905	115,737
Tangible fixed assets	*7, *8	1,494,527	*7, *8	1,551,296	10,371
Intangible fixed assets		897,848		939,136	6,278
Net defined benefit asset		704,654		725,072	4,847
Deferred tax assets		74,084		88,703	593
Customers’ liabilities for acceptances and guarantees	*3	13,693,771	*3	14,605,432	97,643
Reserve for possible loan losses		(750,369)		(725,472)	(4,850)

Total assets		¥270,428,564		¥293,725,065	$1,963,665

(Continued)

	Millions of yen				Millions of U.S. dollars
	March 31, 2023		September 30, 2023		September 30, 2023
Liabilities and net assets:
Liabilities:
Deposits	*5	¥158,770,253	*5	¥162,448,935	$1,086,034
Negotiable certificates of deposit		13,025,555		13,772,058	92,072
Call money and bills sold		2,569,055		2,161,557	14,451
Payables under repurchase agreements	*5	16,772,716	*5	22,665,537	151,528
Payables under securities lending transactions	*5	1,521,271	*5	1,393,357	9,315
Commercial paper		2,349,956		2,093,812	13,998
Trading liabilities		8,066,745		10,476,369	70,039
Borrowed money	*5, *9	13,674,830	*5, *9	14,370,861	96,075
Foreign exchanges		1,465,847		2,277,501	15,226
Short-term bonds		424,000		708,500	4,737
Bonds	*5, *10	10,365,003	*5, *10	12,340,347	82,500
Due to trust account	*5, *11	2,413,464	*5, *11	2,111,631	14,117
Other liabilities		11,923,748		17,827,867	119,186
Reserve for employee bonuses		96,254		69,112	462
Reserve for executive bonuses		3,307		—	—
Net defined benefit liability		35,449		36,041	241
Reserve for executive retirement benefits		1,133		954	6
Reserve for point service program		28,659		31,763	212
Reserve for reimbursement of deposits		10,845		8,574	57
Reserve for losses on interest repayment		128,378		112,267	751
Reserves under the special laws		3,902		4,259	28
Deferred tax liabilities		265,354		359,286	2,402
Deferred tax liabilities for land revaluation	*7	27,952	*7	27,945	187
Acceptances and guarantees		13,693,771		14,605,432	97,643

Total liabilities		257,637,458		279,903,979	1,871,266

Net assets:
Capital stock		2,342,537		2,344,038	15,671
Capital surplus		694,052		685,660	4,584
Retained earnings		7,423,600		7,586,692	50,720
Treasury stock		(151,798)		(17,721)	(118)

Total stockholders’ equity		10,308,391		10,598,670	70,856

Net unrealized gains (losses) on other securities		1,373,521		1,505,869	10,067
Net deferred gains (losses) on hedges		(13,293)		61,996	414
Land revaluation excess	*7	35,005	*7	35,041	234
Foreign currency translation adjustments		843,614		1,369,518	9,156
Accumulated remeasurements of defined benefit plans		133,226		123,588	826

Total accumulated other comprehensive income		2,372,074		3,096,013	20,698

Stock acquisition rights		1,145		1,002	7
Non-controlling interests		109,495		125,400	838

Total net assets		12,791,106		13,821,086	92,399

Total liabilities and net assets		¥270,428,564		¥293,725,065	$1,963,665

INTERIM CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen				Millions of U.S. dollars
Six months ended September 30	2022		2023		2023
Ordinary income		¥2,916,911		¥4,482,985	$29,970
Interest income		1,533,167		2,923,705	19,546
Interest on loans and discounts		1,042,032		1,751,125	11,707
Interest and dividends on securities		216,433		305,920	2,045
Trust fees		3,044		3,784	25
Fees and commissions		703,822		804,513	5,378
Trading income		8,807		164,795	1,102
Other operating income		461,639		439,872	2,941
Other income	*1	206,430	*1	146,313	978
Ordinary expenses		2,190,840		3,773,752	25,229
Interest expenses		659,577		2,035,952	13,611
Interest on deposits		230,104		800,847	5,354
Fees and commissions payments		115,529		119,549	799
Trading losses		111,252		229,906	1,537
Other operating expenses		191,766		133,937	895
General and administrative expenses	*2	962,562	*2	1,082,198	7,235
Other expenses	*3	150,152	*3	172,207	1,151

Ordinary profit		726,071		709,232	4,741

Extraordinary gains	*4	378	*4	168	1
Extraordinary losses	*5, *6	1,775	*5, *6	3,014	20

Income before income taxes		724,674		706,386	4,722

Income taxes-current		146,053		176,906	1,183
Income taxes-deferred		47,692		837	6

Income taxes		193,746		177,743	1,188

Profit		530,927		528,642	3,534

Profit attributable to non-controlling interests		5,500		2,176	15

Profit attributable to owners of parent		¥525,427		¥526,465	$3,520

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen		Millions of U.S. dollars
Six months ended September 30	2022	2023	2023
Profit	¥530,927	¥528,642	$3,534
Other comprehensive income (losses)	174,433	729,123	4,874
Net unrealized gains (losses) on other securities	(668,609)	126,098	843
Net deferred gains (losses) on hedges	98,664	71,528	478
Foreign currency translation adjustments	644,993	476,785	3,187
Remeasurements of defined benefit plans	(8,200)	(9,683)	(65)
Share of other comprehensive income of affiliates	107,585	64,394	431

Total comprehensive income	705,361	1,257,766	8,409

Comprehensive income attributable to owners of parent	697,209	1,250,368	8,359
Comprehensive income attributable to non-controlling interests	8,151	7,397	49

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

	Millions of yen
	Stockholders’ equity
Six months ended September 30, 2022	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the period	¥2,341,878	¥693,664	¥6,916,468	¥(13,402)	¥9,938,608
Changes in the period
Issuance of new stock	658	658			1,317
Cash dividends			(143,936)		(143,936)
Profit attributable to owners of parent			525,427		525,427
Purchase of treasury stock				(34)	(34)
Disposal of treasury stock		(45)		320	274
Changes in shareholders’ interest due to transaction with non-controlling interests		(270)			(270)
Reversal of land revaluation excess			12		12
Transfer from retained earnings to capital surplus		45	(45)		—
Net changes in items other than stockholders’ equity in the period

Net changes in the period	658	387	381,458	285	382,790

Balance at the end of the period	¥2,342,537	¥694,052	¥7,297,926	¥(13,116)	¥10,321,399

	Millions of yen
	Accumulated other comprehensive income
Six months ended September 30, 2022	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the period	¥1,632,080	¥(80,061)	¥36,320	¥450,143	¥121,123	¥2,159,606
Changes in the period
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the period	(671,756)	122,697	(12)	729,045	(8,204)	171,769

Net changes in the period	(671,756)	122,697	(12)	729,045	(8,204)	171,769

Balance at the end of the period	¥960,324	¥42,636	¥36,307	¥1,179,188	¥112,919	¥2,331,376

(Continued)
	Millions of yen
Six months ended September 30, 2022	Stock acquisition rights	Non-controlling interests	Total net assets
Balance at the beginning of the period	¥1,475	¥97,641	¥12,197,331
Changes in the period
Issuance of new stock			1,317
Cash dividends			(143,936)
Profit attributable to owners of parent			525,427
Purchase of treasury stock			(34)
Disposal of treasury stock			274
Changes in shareholders’ interest due to transaction with non-controlling interests			(270)
Reversal of land revaluation excess			12
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the period	(273)	9,223	180,719

Net changes in the period	(273)	9,223	563,510

Balance at the end of the period	¥1,201	¥106,864	¥12,760,842

(Continued)
	Millions of yen
	Stockholders’ equity
Six months ended September 30, 2023	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the period	¥2,342,537	¥694,052	¥7,423,600	¥(151,798)	¥10,308,391
Changes in the period
Issuance of new stock	1,501	1,500			3,001
Cash dividends			(168,077)		(168,077)
Profit attributable to owners of parent			526,465		526,465
Purchase of treasury stock				(61,326)	(61,326)
Disposal of treasury stock		(99)		242	143
Cancellation of treasury stock		(195,160)		195,160	—
Changes in shareholders’ interest due to transaction with non-controlling interests		(9,892)			(9,892)
Reversal of land revaluation excess			(35)		(35)
Transfer from retained earnings to capital surplus		195,259	(195,259)		—
Net changes in items other than stockholders’ equity in the period

Net changes in the period	1,501	(8,391)	163,092	134,076	290,278

Balance at the end of the period	¥2,344,038	¥685,660	¥7,586,692	¥(17,721)	¥10,598,670

	Millions of yen
	Accumulated other comprehensive income
Six months ended September 30, 2023	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the period	¥1,373,521	¥(13,293)	¥35,005	¥843,614	¥133,226	¥2,372,074
Changes in the period
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the period	132,347	75,289	35	525,903	(9,638)	723,938

Net changes in the period	132,347	75,289	35	525,903	(9,638)	723,938

Balance at the end of the period	¥1,505,869	¥61,996	¥35,041	¥1,369,518	¥123,588	¥3,096,013

(Continued)
	Millions of yen
Six months ended September 30, 2023	Stock acquisition rights	Non-controlling interests	Total net assets
Balance at the beginning of the period	¥1,145	¥109,495	¥12,791,106
Changes in the period
Issuance of new stock			3,001
Cash dividends			(168,077)
Profit attributable to owners of parent			526,465
Purchase of treasury stock			(61,326)
Disposal of treasury stock			143
Cancellation of treasury stock			—
Changes in shareholders’ interest due to transaction with non-controlling interests			(9,892)
Reversal of land revaluation excess			(35)
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the period	(142)	15,905	739,701

Net changes in the period	(142)	15,905	1,029,980

Balance at the end of the period	¥1,002	¥125,400	¥13,821,086

(Continued)
	Millions of U.S. dollars
	Stockholders’ equity
Six months ended September 30, 2023	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the period	$15,661	$4,640	$49,630	$(1,015)	$68,916
Changes in the period
Issuance of new stock	10	10			20
Cash dividends			(1,124)		(1,124)
Profit attributable to owners of parent			3,520		3,520
Purchase of treasury stock				(410)	(410)
Disposal of treasury stock		(1)		2	1
Cancellation of treasury stock		(1,305)		1,305	—
Changes in shareholders’ interest due to transaction with non-controlling interests		(66)			(66)
Reversal of land revaluation excess			(0)		(0)
Transfer from retained earnings to capital surplus		1,305	(1,305)		—
Net changes in items other than stockholders’ equity in the period

Net changes in the period	10	(56)	1,090	896	1,941

Balance at the end of the period	$15,671	$4,584	$50,720	$(118)	$70,856

	Millions of U.S. dollars
	Accumulated other comprehensive income
Six months ended September 30, 2023	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the period	$9,183	$(89)	$234	$5,640	$891	$15,858
Changes in the period
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the period	885	503	0	3,516	(64)	4,840

Net changes in the period	885	503	0	3,516	(64)	4,840

Balance at the end of the period	$10,067	$414	$234	$9,156	$826	$20,698

(Continued)
	Millions of U.S. dollars
Six months ended September 30, 2023	Stock acquisition rights	Non-controlling interests	Total net assets
Balance at the beginning of the period	$8	$732	$85,513
Changes in the period
Issuance of new stock			20
Cash dividends			(1,124)
Profit attributable to owners of parent			3,520
Purchase of treasury stock			(410)
Disposal of treasury stock			1
Cancellation of treasury stock			—
Changes in shareholders’ interest due to transaction with non-controlling interests			(66)
Reversal of land revaluation excess			(0)
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the period	(1)	106	4,945

Net changes in the period	(1)	106	6,886

Balance at the end of the period	$7	$838	$92,399

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen		Millions of U.S. dollars
Six months ended September 30	2022	2023	2023
Cash flows from operating activities:
Income before income taxes	¥724,674	¥706,386	$4,722
Depreciation	116,101	125,797	841
Losses on impairment of fixed assets	885	733	5
Amortization of goodwill	15,662	15,394	103
Net (gains) losses on step acquisitions	—	(75)	(1)
Equity in net (gains) losses of affiliates	(52,079)	(35,785)	(239)
Net change in reserve for possible loan losses	(30,326)	(35,740)	(239)
Net change in reserve for employee bonuses	(37,970)	(31,067)	(208)
Net change in reserve for executive bonuses	(4,081)	(3,317)	(22)
Net change in net defined benefit asset and liability	(22,744)	(19,355)	(129)
Net change in reserve for executive retirement benefits	(91)	(178)	(1)
Net change in reserve for point service program	2,227	3,103	21
Net change in reserve for reimbursement of deposits	(2,920)	(2,270)	(15)
Net change in reserve for losses on interest repayment	(17,267)	(16,110)	(108)
Interest income	(1,533,167)	(2,923,705)	(19,546)
Interest expenses	659,577	2,035,952	13,611
Net (gains) losses on securities	(26,531)	(46,079)	(308)
Net (gains) losses from money held in trust	113	(190)	(1)
Net exchange (gains) losses	(894,870)	(854,945)	(5,716)
Net (gains) losses from disposal of fixed assets	511	1,832	12
Net change in trading assets	(1,761,940)	(3,315,347)	(22,164)
Net change in trading liabilities	2,149,827	3,151,818	21,071
Net change in loans and bills discounted	(9,152,669)	(3,324,961)	(22,229)
Net change in deposits	7,062,994	2,618,180	17,504
Net change in negotiable certificates of deposit	1,408,062	719,579	4,811
Net change in borrowed money (excluding subordinated borrowings)	(7,209,955)	474,079	3,169
Net change in deposits with banks	(1,285,423)	1,344,460	8,988
Net change in call loans and bills bought and others	(3,633,839)	(1,606,799)	(10,742)
Net change in receivables under securities borrowing transactions	484,886	(455,172)	(3,043)
Net change in call money and bills sold and others	(3,312,058)	5,179,878	34,629
Net change in commercial paper	191,737	(340,611)	(2,277)
Net change in payables under securities lending transactions	(425,390)	(127,914)	(855)
Net change in foreign exchanges (assets)	(23,381)	(278,022)	(1,859)
Net change in foreign exchanges (liabilities)	350,894	807,988	5,402
Net change in lease receivables and investment assets	15,826	(6,285)	(42)
Net change in short-term bonds (liabilities)	(125,000)	284,500	1,902
Issuance and redemption of bonds (excluding subordinated bonds)	(439,441)	544,658	3,641
Net change in due to trust account	(89,020)	(301,832)	(2,018)
Interest received	1,391,185	2,840,979	18,993
Interest paid	(595,293)	(1,927,799)	(12,888)
Other, net	1,653,192	305,532	2,043

Subtotal	(14,447,104)	5,507,285	36,818

Income taxes paid	(110,973)	(79,736)	(533)

Net cash provided by (used in) operating activities	(14,558,078)	5,427,549	36,285

(Continued)

	Millions of yen				Millions of U.S. dollars
Six months ended September 30	2022		2023		2023
Cash flows from investing activities:
Purchases of securities		¥(16,689,075)		¥(18,956,485)	$(126,731)
Proceeds from sale of securities		11,190,309		4,488,230	30,006
Proceeds from redemption of securities		12,986,053		10,219,090	68,319
Purchases of money held in trust		(9,500)		(1)	(0)
Proceeds from sale of money held in trust		0		0	0
Purchases of tangible fixed assets		(38,736)		(50,111)	(335)
Proceeds from sale of tangible fixed assets		2,027		5,039	34
Purchases of intangible fixed assets		(93,420)		(111,598)	(746)
Purchase of stocks of subsidiaries resulting in change in scope of consolidation		—		(7)	(0)

Net cash provided by (used in) investing activities		7,347,656		(4,405,843)	(29,455)

Cash flows from financing activities:
Proceeds from subordinated borrowings		—		10,000	67
Repayment of subordinated borrowings		(15,000)		(10,000)	(67)
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights		—		500,580	3,347
Dividends paid		(143,871)		(167,956)	(1,123)
Dividends paid to non-controlling stockholders		(2,712)		(3,307)	(22)
Purchases of treasury stock		(34)		(61,326)	(410)
Proceeds from disposal of treasury stock		274		143	1
Purchase of stocks of subsidiaries not resulting in change in scope of consolidation		—		(100)	(1)
Proceeds from sale of stocks of subsidiaries not resulting in change in scope of consolidation		956		—	—

Net cash provided by (used in) financing activities		(160,387)		268,033	1,792

Effect of exchange rate changes on cash and cash equivalents		630,172		455,247	3,044

Net change in cash and cash equivalents		(6,740,636)		1,744,986	11,666

Cash and cash equivalents at the beginning of the period		65,832,072		65,864,248	440,328

Cash and cash equivalents at the end of the period	*1	¥59,091,435	*1	¥67,609,235	$451,994

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Basis of presentation)

Sumitomo Mitsui Financial Group, Inc. (“the Company”) was established on December 2, 2002 as a holding company for the SMBC Group (“the Group”) through a statutory share transfer (kabushiki iten) of all of the outstanding equity securities of Sumitomo Mitsui Banking Corporation (“SMBC”) in exchange for the Company’s newly issued securities. The Company is a joint stock corporation with limited liability (Kabushiki Kaisha) incorporated under the Companies Act of Japan. Upon formation of the Company and completion of the statutory share transfer, SMBC became a direct wholly owned subsidiary of the Company.

The Company has prepared the accompanying consolidated financial statements in accordance with the provisions set forth in the Japanese Financial Instruments and Exchange Act and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan (“Japanese GAAP”), which are different in certain respects as to application and disclosure requirements from International Financial Reporting Standards (“IFRS”).

The accounts of overseas subsidiaries and affiliated companies are, in principle, integrated with those of the Company’s accounting policies for purposes of consolidation unless they apply different accounting principles and standards as required under U.S. GAAP or IFRS, in which case a certain limited number of items are adjusted based on their materiality.

These interim consolidated financial statements are translated from the interim consolidated financial statements contained in the interim securities report filed under the Financial Instrument and Exchange Act of Japan (“FIEA based financial statements”) except for the addition of the non-consolidated financial statements and U.S. dollar figures.

Amounts less than ¥1 million have been rounded down. As a result, the totals in Japanese yen shown in the financial statements do not necessarily agree with the sum of the individual amounts.

The translation of the Japanese yen amounts into U.S. dollars is included solely for the convenience of readers outside Japan, using the prevailing exchange rate at September 30, 2023 which was ¥149.58 to US$1. These translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that rate.

(Significant accounting policies for preparing interim consolidated financial statements)

1.  Scope of consolidation

(1)	Consolidated subsidiaries

The number of consolidated subsidiaries at September 30, 2023 was 183.
Principal companies:	Sumitomo Mitsui Banking Corporation (“SMBC”)
SMBC Trust Bank Ltd.
SMBC Nikko Securities Inc.
Sumitomo Mitsui Card Company, Limited
SMBC Finance Service Co., Ltd.
SMBC Consumer Finance Co., Ltd.
The Japan Research Institute, Limited
Sumitomo Mitsui DS Asset Management Company, Limited
SMBC Bank International plc
SMBC Bank EU AG
Sumitomo Mitsui Banking Corporation (China) Limited
PT Bank BTPN Tbk
SMBC Americas Holdings, Inc.
SMBC Guarantee Co., Ltd.

Changes in the consolidated subsidiaries in the six months ended September 30, 2023 were as follows:

4 companies were newly included in the scope of consolidation as a result of new establishment and for other reasons.

SMBC Mobit Co., Ltd. and 4 other companies were excluded from the scope of consolidation because of merger and for other reasons.

(2)	Unconsolidated subsidiaries

Principal company:	SBCS Co., Ltd.

5 of the unconsolidated subsidiaries were investment partnerships, and neither their assets nor profit/loss were substantially attributable to subsidiaries, and thus were excluded from the scope of consolidation pursuant to Article 5, Paragraph 1, Item 2 of Ordinance on the Terminology, Forms, and Preparation Methods of Interim Consolidated Financial Statements.

Other unconsolidated subsidiaries were excluded from the scope of consolidation because their total amounts in terms of total assets, ordinary income, net income and retained earnings were immaterial, as such, they did not hinder a rational judgment of the financial position and results of operations of the Company and its consolidated subsidiaries when excluded from the scope of consolidation.

(3)	Entities not regarded as subsidiaries even though the Company owns the majority of voting rights in its own account:

ISE Foods Inc.
Peraichi Inc.

(Reason for excluding from the scope of consolidated subsidiaries)

The Company’s consolidated subsidiary conducting investment business owned the majority of their voting rights primarily to obtain capital gains through investments or restructuring of their business, without any intent to control.

2.  Application of the equity method

(1)	Unconsolidated subsidiaries accounted for by the equity method

The number of unconsolidated subsidiaries accounted for by the equity method at September 30, 2023 was 5.

Principal company:	SBCS Co., Ltd.

(2)	Equity method affiliates

The number of equity method affiliates at September 30, 2023 was 326.

Principal companies:	Sumitomo Mitsui Finance and Leasing Company, Limited
Sumitomo Mitsui Auto Service Company, Limited

Changes in the equity method affiliates in the six months ended September 30, 2023 were as follows:

Rizal Commercial Banking Corporation and 23 other companies became equity method affiliates due to acquisition of stock and for other reasons.

1 company was excluded from the scope of equity method affiliates as a result of becoming subsidiaries due to acquisition of stock.

(3)	Unconsolidated subsidiaries not accounted for by the equity method

5 unconsolidated subsidiaries not accounted for by the equity method were investment partnerships, and neither their assets nor profit/loss were substantially attributable to subsidiaries, and thus were excluded from the scope of equity method pursuant to Article 7, Paragraph 1, Item 2 of the Ordinance on the Terminology, Forms, and Preparation Methods of Interim Consolidated Financial Statements.

(4)	Affiliates not accounted for by the equity method

Principal company:	Park Square Capital / SMBC Loan Programme S.à r.l.

Affiliates not accounted for by the equity method were also excluded from the scope of equity method because their total amounts in terms of net income and retained earnings were immaterial, and as such, they did not hinder a rational judgment of the Company’s financial position and results of operations when excluded from the scope of equity method.

3.  The interim balance sheet dates of consolidated subsidiaries

(1)	The interim balance sheet dates of the consolidated subsidiaries at September 30, 2023 were as follows:

December 31	1
April 30	2
June 30	93
September 30	87

(2)

The subsidiary with interim balance sheets dated December 31 is consolidated using the financial statements as of June 30, the subsidiaries with interim balance sheets dated April 30 are consolidated using the financial statements as of July 31, and certain subsidiaries with interim balance sheets dated June 30 are consolidated using the financial statements as of September 30. Other subsidiaries are consolidated using the financial statements as of their respective interim balance sheet dates.

Appropriate adjustments were made to material transactions during the periods between their respective interim balance sheet dates and the interim consolidated closing date.

4.  Accounting policies

(1)	Standards for recognition and measurement of trading assets/liabilities and trading income/losses

Transactions for trading purposes (seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets) are included in “Trading assets” or “Trading liabilities” on the interim consolidated balance sheets on a trade date basis. Profits and losses on trading-purpose transactions are recognized on a trade date basis, and recorded as “Trading income” and “Trading losses” on the interim consolidated statement of income.

Securities and monetary claims purchased for trading purposes are stated at the interim period-end market value, and financial derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the interim consolidated balance sheet date.

“Trading income” and “Trading losses” include interest received or paid during the interim period. The valuation differences of securities and monetary claims between the end of the fiscal year ended March 31, 2023 and the six months ended September 30, 2023 are also recorded in the above-mentioned accounts. As for the derivatives, assuming that the settlement will be made in cash, the valuation differences between the end of the fiscal year ended March 31, 2023 and the six months ended September 30, 2023 are also recorded in the above-mentioned accounts.

In terms of the evaluation of specific market risks and credit risks for derivative transactions, those fair values are calculated by group basis of the financial assets and liabilities based on net asset or liability after offsetting.

(2)	Standards for recognition and measurement of securities

1)

Debt securities that consolidated subsidiaries have the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are carried at amortized cost (based on straight-line method) using the moving-average method. Investments in affiliates that are not accounted for by the equity method are carried at cost using the moving-average method. Securities other than trading purpose securities, held-to-maturity securities and investments in affiliates are classified as “other securities” (available-for-sale securities). Other securities are carried at their interim period-end market prices (cost of securities sold is calculated using primarily the moving-average method). Stocks with no market prices are carried at cost using the moving-average method.

Net unrealized gains (losses) on other securities, net of income taxes, are included in “Net assets” except for the amount reflected on the gains or losses by applying fair value hedge accounting.

2)	Securities included in money held in trust are carried in the same method as in (1) and (2) 1) above.

(3)	Standards for recognition and measurement of derivative transactions

Derivative transactions, excluding those classified as trading derivatives, are carried at fair value.

In terms of the evaluation of specific market risks and credit risks for derivative transactions, those fair values are calculated by group basis of the financial assets and liabilities based on net asset or liability after offsetting.

(4)	Depreciation

1)	Tangible fixed assets (excluding assets for rent and lease assets)

Buildings owned by the Company and SMBC, which is a consolidated subsidiary of the Company, are depreciated primarily using the straight-line method. The estimated useful lives of major items are as follows:

Buildings:	7 to 50 years
Others:	2 to 20 years

Other consolidated subsidiaries depreciate tangible fixed assets primarily using the straight-line method over the estimated useful lives of the respective assets.

2)	Intangible fixed assets

Intangible fixed assets are depreciated using the straight-line method. Capitalized software for internal use owned by the Company and its consolidated domestic subsidiaries is depreciated over its estimated useful life (5-10 years).

3)	Assets for rent

Assets for rent are depreciated using the straight-line method, assuming that lease terms are, in principle, their depreciation period and the salvage values are estimated disposal values when the lease period expires.

4)	Lease assets

Lease assets with respect to non-transfer ownership finance leases, which are recorded in “Tangible fixed assets,” are depreciated using the straight-line method, assuming that lease terms are their expected lifetime and salvage values are zero.

(5)	Reserve for possible loan losses

The reserve for possible loan losses of major consolidated subsidiaries is provided as detailed below in accordance with the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings (“Bankrupt borrowers”) or borrowers that are not legally or formally insolvent but are regarded as substantially in the same situation (“Effectively bankrupt borrowers”), a reserve is provided based on the amount of claims, after the write-off stated below, net of the expected amount of recoveries from collateral and guarantees. For claims on borrowers that are not currently bankrupt but are perceived to have a high risk of falling into bankruptcy (“Potentially bankrupt borrowers”), a reserve is provided in the amount deemed necessary based on an overall solvency assessment of the claims, net of the expected amount of recoveries from collateral and guarantees.

SMBC, which is a consolidated subsidiary of the Company, applies Discounted Cash Flows (“DCF”) method for claims of large borrowers exceeding a certain amount, of which borrowers categories are bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers and whole or part of loans are classified as “Past due loans (3 months or more)” or “Restructured loans” requiring close monitoring, and whose cash flows from collection of principals and interest can be rationally estimated. SMBC establishes a reserve for possible loan losses using the DCF method for such claims in the amount of the difference between the present value of principal and interest (calculated using the rationally estimated cash flows discounted at the initial contractual interest rate) and the book value.

For other claims, they are recorded by estimating the amount of expected loss in the next one year or three years. The estimated amount of expected loss is calculated by using average ratio of loan-loss ratio or probability of bankruptcies for certain periods in the past based on actual loan losses or bankruptcies in the past one year or three years, and by making necessary adjustments including future estimations.

In addition, in light of the latest economic situation and risk factors, for potential losses for specific portfolios that are based on the future prospects with high probability, but cannot be reflected in actual loan losses in the past and in any individual borrower’s classification, a reserve is provided in the amount deemed necessary based on an overall assessment.

For claims originated in specific overseas countries, an additional reserve is provided in the amount deemed necessary based on the assessment of political and economic conditions.

Branches and credit supervision departments assess all claims in accordance with the internal rules for self-assessment of assets, and the credit review department, independent from these operating sections, audits their assessment.

The reserve for possible loan losses of other consolidated subsidiaries for general claims is provided in the amount deemed necessary based on the historical loan-loss ratios, and for doubtful claims in the amount deemed uncollectible based on assessment of each claim.

For collateralized or guaranteed claims on bankrupt borrowers and effectively bankrupt borrowers, the amount exceeding the estimated value of collateral and guarantees is deemed to be uncollectible and written off against the total outstanding amount of the claims. The amount of write-off were ¥242,619 million and ¥161,492 million at September 30 and March 31, 2023, respectively.

(6)	Reserve for employee bonuses

The reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the interim period.

(7)	Reserve for executive retirement benefits

The reserve for executive retirement benefits is provided for payment of retirement benefits to executives, in the amount deemed accrued at the interim period-end based on our internal regulations.

(8)	Reserve for point service program

The reserve for point service program is provided for the potential future redemption of points awarded to customers under the “V Point” which is the Group-wide point service program, and other customer points award programs. The amount is calculated by converting the outstanding points into a monetary amount, and rationally estimating and recognizing the amount that will be redeemed in the future.

(9)	Reserve for reimbursement of deposits

The reserve for reimbursement of deposits which were derecognized as liabilities under certain conditions is provided for the possible losses on the future claims of withdrawal based on the historical reimbursements.

(10)	Reserve for losses on interest repayment

The reserve for losses on interest repayment is provided for the possible losses on future claims of repayment of interest based on historical interest repayment results.

(11)	Reserves under the special laws

The reserves under the special laws are reserves for contingent liabilities and provided for compensation for losses from securities related transactions or derivative transactions, pursuant to Article 46-5 of the Financial Instruments and Exchange Act.

(12)	Employee retirement benefits

In calculating the projected benefit obligation, mainly the benefit formula basis is used to attribute the expected benefit attributable to the period by the end of the interim period.

Unrecognized prior service cost is amortized on a straight-line basis, primarily over 9 years within the employees’ average remaining service period at incurrence.

Unrecognized net actuarial gain (loss) is amortized on a straight-line basis, primarily over 9 years within the employees’ average remaining service period, commencing from the next fiscal year of incurrence.

(13)	Revenue recognition

1)	Revenue recognition

Revenue from contracts with customers is recognized by identifying the satisfaction of performance obligation of each of the transactions based on the actual transaction of the contractual coverage.

2)	Revenue recognition of major transactions

Regarding revenue from contracts with customers, the contractual coverage and timing of identifying the satisfaction of performance obligation of each item of fees and commissions are determined as follows.

Revenue for deposits and loans, mainly including the commission fees, etc. for account transfer and commissions for office management during the loan period of syndicated loans, is recognized when the transaction starts with the customer or over the period of the transaction of the related services.

Revenue for remittances and transfers, mainly including the fees for domestic and overseas remittances, is recognized when the related services are provided.

Revenue for securities-related business, mainly including trading commissions such as sales commissions of stocks and bonds, is recognized when the transaction starts with the customer.

Revenue for agency business, mainly including the accepted commissions between banks due to online alliances commission fees, etc. for proxy office management, is recognized when the transaction starts with the customer or over the period of the transaction of the related service.

Revenue for safe deposits, mainly including storage fees for safekeeping deposits and usage fees of safes and protective boxes, is recognized over the period of the transaction of the related service.

Revenue for credit card business, mainly including merchant fees, is recognized when the credit sales data arrives.

Revenue for investment trusts, mainly including the commissions for processing sales and records management of investment trusts, etc., is recognized when the transaction starts with the customer or over the period of the transaction of the related service.

(14)	Translation of foreign currency assets and liabilities

Assets and liabilities of the Company and SMBC, which is a consolidated subsidiary of the Company, denominated in foreign currencies and accounts of SMBC overseas branches are translated into Japanese yen mainly at the exchange rate prevailing at the interim consolidated balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.

Other consolidated subsidiaries’ assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rate prevailing at their respective interim balance sheet dates.

(15)	Lease transactions

1)	Recognition of income on finance leases

Interest income is allocated to each period.

2)	Recognition of income on operating leases

Primarily, lease-related income is recognized on a straight-line basis over the full term of the lease, based on the contractual amount of lease fees per month.

(16)	Hedge accounting

1)	Hedging against interest rate changes

As for the hedge accounting method applied to hedging transactions for interest rate risk arising from financial assets and liabilities, SMBC, which is a consolidated subsidiary of the Company, applies deferred hedge accounting.

SMBC applies deferred hedge accounting stipulated in “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Committee Practical Guideline No. 24, March 17, 2022) to portfolio hedges on groups of large-volume, small-value monetary claims and debts.

As for the portfolio hedges to offset market fluctuation, SMBC assesses the effectiveness of such hedges by classifying the hedged items (such as deposits and loans) and the hedging instruments (such as interest rate swaps) by their maturity. As for the portfolio hedges to fix cash flows, SMBC assesses the effectiveness of such hedges by verifying the correlation between the hedged items and the hedging instruments.

As for the individual hedges, SMBC also assesses the effectiveness of such individual hedges.

2)	Hedging against currency fluctuations

SMBC, which is a consolidated subsidiary of the Company, applies deferred hedge accounting stipulated in “Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry” (JICPA Industry Committee Practical Guideline No. 25, October 8, 2020) to currency swap and foreign exchange swap transactions executed for the purpose of lending or borrowing funds in different currencies.

Pursuant to JICPA Industry Committee Practical Guideline No. 25, SMBC assesses the effectiveness of currency swap and foreign exchange swap transactions executed for the purpose of offsetting the risk of changes in currency exchange rates by verifying that there are foreign-currency monetary claims and debts corresponding to the foreign-currency positions.

In order to hedge risk arising from volatility of exchange rates for stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currencies, SMBC applies deferred hedge accounting or fair value hedge accounting, on the conditions that the hedged securities are designated in advance and that sufficient on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged securities denominated in the same foreign currencies.

3)	Hedging against share price fluctuations

SMBC, which is a consolidated subsidiary, applies fair value hedge accounting to individual hedges offsetting the price fluctuation of the shares that are classified under other securities, and accordingly evaluates the effectiveness of such individual hedges.

4)	Transactions between consolidated subsidiaries

As for derivative transactions between consolidated subsidiaries or internal transactions between trading accounts and other accounts (or among internal sections), SMBC manages the interest rate swaps and currency swaps that are designated as hedging instruments in accordance with the non-arbitrary and strict criteria for external transactions stipulated in JICPA Industry Committee Practical Guidelines No. 24 and No. 25. Therefore, SMBC accounts for the gains or losses that arise from interest rate swaps and currency swaps in its earnings or defers them, rather than eliminating them.

Certain other consolidated subsidiaries apply the deferred hedge accounting, fair value hedge accounting or the special treatment for interest rate swaps.

(17)	Amortization of goodwill

Goodwill is amortized using the straight-line method over a period in which its benefit is expected to be realized, not to exceed 20 years. Immaterial goodwill is charged or credited to income directly when incurred.

(18)	Scope of “Cash and cash equivalents” on interim consolidated statements of cash flows

For the purposes of presenting the interim consolidated statements of cash flows, “Cash and cash equivalents” are cash on hand, non-interest earning deposits with banks and deposits with the Bank of Japan.

(19)	Adoption of the group tax sharing system

The Company and certain consolidated domestic subsidiaries apply the group tax sharing system.

(Additional information)

1.  The estimates of reserve for possible loan losses related to the impact of the current international situation involving Ukraine.

Considering the uncertain business environment caused by the current international situation involving Ukraine, estimation of the reserve for possible loan losses associated with the Russia-related credits is reflected in the interim consolidated financial statements by the following method. The Russia-related credits are mainly related to corporate customers in Russia.

For losses expected to be incurred in connection with individual borrowers based on the impact of economic sanctions imposed by governments of each country and the countermeasures taken by the Russian government, etc., a reserve for possible loan losses is provided by reviewing, as necessary, borrower categories based on the most recent available information. In addition, a reserve for possible loan losses is recorded as a reserve for claims originated in specific overseas countries at an amount deemed necessary in consideration of the political and economic situation in Russia.

Furthermore, in light of the probability of delays in principal or interest payments and the easing of payment terms, etc., due to the prolonged impact of such economic sanctions and countermeasures, and deterioration in the credit status of Russia including interest payments on Russian government bonds, a reserve for possible loan losses is recorded at an amount deemed necessary based on an overall assessment.

Also, regarding certain funds of repayment from customers in Russia, given the prolonged difficulty in collecting the funds through overseas remittances as a result of the Russian Presidential decree and instructions of the Central Bank of the Russian Federation, the impact of the countermeasure is estimated, and a reserve for possible loan losses is recorded at an amount deemed necessary based on an overall assessment.

As a result, a reserve for possible loan losses at a total of ¥81,665 million was recorded for the Russia-related credits.

2.  The estimates of reserve for possible loan losses related to the impact of the tightening monetary policies overseas.

Considering the increasing burden of interest payments for companies due to tightening monetary policies in various countries following suppressed inflationary pressures overseas, estimation of the reserve for possible loan losses associated with such impact is reflected in the interim consolidated financial statements by the following method.

For potential losses expected to be incurred related to individual borrowers due to deterioration in business performance and funding, a reserve for possible loan losses is provided by reviewing, as necessary, borrower category based on the most recent available information.

In addition, for potential losses which cannot be reflected in any of individual borrower category, a reserve for possible loan losses is recorded at an amount deemed necessary based on an overall assessment. The assessment includes specifying the portfolios that are considered to be easily affected by rising interest rates, and estimating the impact of changes in the market condition and the rising interest rates.

As a result, an additional reserve for possible loan losses at a total of ¥23,076 million was recorded for such portfolio.

3.  The estimates of reserve for possible loan losses based on the current situation of the spread of the novel coronavirus disease (COVID-19).

The current situation regarding the spread of COVID-19 appeared to have stabilized to some extent as the Japanese government has downgraded its classification of COVID-19 under the Infectious Diseases Control Law to Class V. However, for certain portfolios, considering concerns over the future deterioration in credit conditions due to cease of government financial support and establishment of the new normal way of life, the estimation of the reserve for possible loan losses associated with such impact is reflected in the interim consolidated financial statements by the following method.

For potential losses expected to be incurred related to individual borrowers due to deterioration in business performance and funding, a reserve for possible loan losses is provided by reviewing, as necessary, borrower category based on the most recent available information.

In addition, for potential losses which cannot be reflected in any of individual borrower category, a reserve for possible loan losses is recorded at an amount deemed necessary based on an overall assessment. The assessment includes specifying the portfolios that are considered to be easily affected by the abovementioned factors from perspectives of industry and ability of debt repayment, and estimating the impact of changes in the market condition, etc.

(Notes to interim consolidated balance sheets)

*1	Stocks and investments in unconsolidated subsidiaries and affiliates

Stocks and investments in unconsolidated subsidiaries and affiliates at March 31, 2023 and September 30, 2023 were as follows:

	Millions of yen
	March 31, 2023	September 30, 2023
Stocks	¥1,348,039	¥1,587,424
Investments	595	3,436

*2	Unsecured loaned securities for which borrowers have the right to sell or pledge

The amount of unsecured loaned securities for which borrowers have the right to sell or pledge at March 31, 2023 and September 30, 2023 were as follows:

	Millions of yen
	March 31, 2023	September 30, 2023
Japanese government bonds and Japanese local government bonds in “Securities”	¥468,390	¥457,394
Trading securities in “Trading assets”	136	3,934

As for the unsecured borrowed securities, securities under resale agreements and securities borrowed with cash collateral with rights to sell or pledge without restrictions, those securities pledged, those securities lent and those securities held without being disposed at March 31, 2023 and September 30, 2023 were as follows:

	Millions of yen
	March 31, 2023	September 30, 2023
Securities pledged	¥7,694,727	¥10,221,661
Securities lent	242,392	208,229
Securities held without being disposed	4,482,661	4,322,318

*3	Claims under the Banking Act and the Act on Emergency Measures for the Revitalization of Financial Functions

Claims under the Banking Act and the Act on Emergency Measures for the Revitalization of Financial Functions at March 31, 2023 and September 30, 2023 were as follows. The claims were items that were recorded under the following items on the interim consolidated balance sheet (consolidated balance sheet): bonds included in “Securities” (limited to bonds for which the redemption of principal and the payment of interest in whole or in part were guaranteed, and that were issued through private placements (under Article 2, Paragraph 3 of the Financial Instruments and Exchange Act)), loans and bills discounted, foreign exchanges, accrued interest and suspense payments included in “Other assets,” and customers’ liabilities for acceptances and guarantees. If security lending listed in the notes was conducted, such securities (limited to those based on loan for a use agreement or lease agreement) were also included in the claims.

	Millions of yen
	March 31, 2023	September 30, 2023
Bankrupt and quasi-bankrupt loans	¥92,941	¥119,047
Doubtful loans	494,158	456,315
Substandard loans	340,732	304,797
Past due loans (3 months or more)	19,944	41,957
Restructured loans	320,788	262,839

Subtotal	927,833	880,160

Normal loans	115,139,286	120,444,529

Total	¥116,067,120	¥121,324,689

Bankrupt and quasi-bankrupt loans are claims to borrowers who have fallen into bankruptcy due to reasons such as commencement of bankruptcy proceedings, commencement of reorganization proceedings, or petition for commencement of rehabilitation proceedings, and other similar claims.

Doubtful loans are claims to borrowers who have not yet become bankrupt but whose financial condition and business performance have deteriorated and it is highly probable that the loan principal cannot be collected and interest cannot be received in accordance with the contract, excluding bankrupt and quasi-bankrupt loans.

Past due loans (3 months or more) are loans for which the payment of principal or interest has been delayed for three months or more from the day after the agreed-upon payment date, excluding bankrupt and quasi-bankrupt loans and doubtful loans.

Restructured loans are loans on which terms and conditions have been amended in favor of the borrower with the objective of assisting the borrower’s financial recovery, such as by reducing or exempting interest, postponing interest payment and principal repayment, and forgiving debts, excluding bankrupt and quasi-bankrupt loans, doubtful loans, and past due loans (3 months or more).

Normal loans are loans that do not fall under the classification of bankrupt and quasi-bankrupt loans, doubtful loans, past due loans (3 months or more), and restructured loans, and where the borrower has no financial or business performance problems.

The amounts of loans presented above were the amounts before deduction of reserve for possible loan losses.

*4	Bills discounted

Bills discounted are accounted for as financial transactions in accordance with JICPA Industry Committee Practical Guideline No. 24. SMBC and its banking subsidiaries have rights to sell or pledge bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions, etc. The total face value at March 31, 2023 and September 30, 2023 were as follows:

	Millions of yen
	March 31, 2023	September 30, 2023
Bills discounted	¥822,762	¥883,738

*5	Assets pledged as collateral

Assets pledged as collateral at March 31, 2023 and September 30, 2023 were as follows:

March 31, 2023	Millions of yen	September 30, 2023	Millions of yen
Assets pledged as collateral:		Assets pledged as collateral:
Cash and due from banks	¥13,171	Cash and due from banks	¥35,346
Trading assets	1,058,908	Trading assets	1,196,272
Securities	12,418,536	Securities	15,365,738
Loans and bills discounted	12,481,327	Loans and bills discounted	12,556,209

Liabilities corresponding to assets pledged as collateral:		Liabilities corresponding to assets pledged as collateral:
Deposits	2,654	Deposits	2,899
Payables under repurchase agreements	10,326,742	Payables under repurchase agreements	13,553,317
Payables under securities lending transactions	768,189	Payables under securities lending transactions	576,671
Borrowed money	11,166,368	Borrowed money	11,492,313
Bonds	119,378	Bonds	143,813
Due to trust account	717,178	Due to trust account	782,090

In addition to the assets presented above, the following assets were pledged as collateral for cash settlements, and substitution for margins of futures transactions and certain other purposes at March 31, 2023 and September 30, 2023:

March 31, 2023	Millions of yen	September 30, 2023	Millions of yen
Cash and due from banks	¥15,264	Cash and due from banks	¥17,047
Trading assets	1,568,123	Trading assets	984,265
Securities	5,149,925	Securities	5,468,870
Loans and bills discounted	21,015	Loans and bills discounted	95,372

Other assets include collateral money deposited for financial instruments, surety deposits, margins of futures markets and other margins. The amounts for such assets were as follows:

March 31, 2023	Millions of yen	September 30, 2023	Millions of yen
Collateral money deposited for financial instruments	¥3,072,386	Collateral money deposited for financial instruments	¥3,292,191
Surety deposits	75,553	Surety deposits	76,103
Margins of futures markets	68,266	Margins of futures markets	64,904
Other margins	101,637	Other margins	83,299

*6	Commitment line contracts on overdrafts and loans

Commitment line contracts on overdrafts and loans are agreements to lend to customers, up to a prescribed amount, as long as there is no violation of any condition established in the contracts. The amounts of unused commitments at March 31, 2023 and September 30, 2023 were as follows:

	Millions of yen
	March 31, 2023	September 30, 2023
The amounts of unused commitments	¥78,489,500	¥85,129,689
The amounts of unused commitments whose original contract terms are within 1 year or unconditionally cancelable at any time	51,277,207	54,629,336

Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily affect actual future cash flow. Many of these commitments include clauses under which an application from customers can be rejected or contract amounts can be reduced in the event that economic conditions change, necessity for securing claims, or other events occur. In addition, at the time of contract, collateral such as premises and securities are requested to be pledged. Also after concluding the contracts, customer’s financial positions are monitored regularly based on internal procedures, and necessary measures such as revising contracts and securing claims are taken when such needs arise.

*7	Land revaluation excess

SMBC, a consolidated subsidiary of the Company, revaluated its own land for business activities in accordance with “Act on Revaluation of Land” (the “Act”) (Act No. 34, effective March 31, 1998) and “Act for Partial Revision of Act on Revaluation of Land” (Act No. 19, effective March 31, 2001). The income taxes corresponding to the net unrealized gains are reported in “Liabilities” as “Deferred tax liabilities for land revaluation,” and the Company’s share of the net unrealized gains, net of deferred taxes, are reported as “Land revaluation excess” in “Net assets.”

Date of the revaluation

March 31, 1998 and March 31, 2002

Method of revaluation (stipulated in Article 3, Paragraph 3 of the Act)

Fair values were determined by applying appropriate adjustments for land shape and timing of appraisal to the values stipulated in Article 2, item 3, 4 or 5 of “Order for Enforcement of Act on Revaluation of Land” (Cabinet Order No. 119 effective March 31, 1998).

*8	Accumulated depreciation on tangible fixed assets

Accumulated depreciation on tangible fixed assets at March 31, 2023 and September 30, 2023 were as follows:

	Millions of yen
	March 31, 2023	September 30, 2023
Accumulated depreciation	¥958,659	¥1,016,234

*9	Subordinated borrowings

The balance of subordinated borrowings included in “Borrowed money” at March 31, 2023 and September 30, 2023 were as follows:

	Millions of yen
	March 31, 2023	September 30, 2023
Subordinated borrowings	¥196,000	¥196,000

*10	Subordinated bonds

The balance of subordinated bonds included in “Bonds” at March 31, 2023 and September 30, 2023 were as follows:

	Millions of yen
	March 31, 2023	September 30, 2023
Subordinated bonds	¥1,935,479	¥2,492,554

*11	Borrowings from trust account in relation to covered bonds issued by trust account

The amount of borrowings from trust account in relation to covered bonds issued by trust account included in “Due to trust account” at March 31, 2023 and September 30, 2023 were as follows:

	Millions of yen
	March 31, 2023	September 30, 2023
The amount of borrowings from trust account in relation to covered bonds issued by trust account	¥717,178	¥782,090

*12	Guaranteed amount to privately-placed bonds

The amount guaranteed by banking subsidiaries to privately-placed bonds (stipulated by Article 2, Paragraph 3 of Financial Instruments and Exchange Act) in “Securities” at March 31, 2023 and September 30, 2023 were as follows:

	Millions of yen
	March 31, 2023	September 30, 2023
Guaranteed amount to privately-placed bonds	¥1,306,809	¥957,094

(Notes to interim consolidated statements of income)

*1	Other income

“Other income” for the six months ended September 30, 2022 and 2023 included the following:

Six months ended September 30, 2022	Millions of yen	Six months ended September 30, 2023	Millions of yen
Gains on sales of stocks and others	¥129,922	Gains on sales of stocks and others	¥92,116

*2	General and administrative expenses

“General and administrative expenses” for the six months ended September 30, 2022 and 2023 included the following:

Six months ended September 30, 2022	Millions of yen	Six months ended September 30, 2023	Millions of yen
Salaries and related expenses	¥373,639	Salaries and related expenses	¥407,657

*3	Other expenses

“Other expenses” for the six months ended September 30, 2022 and 2023 included the following:

Six months ended September 30, 2022	Millions of yen	Six months ended September 30, 2023	Millions of yen
Write-off of loans	¥44,520	Write-off of loans	¥84,373
Provision for reserve for possible loan losses	38,651
Losses on sales of stocks and others	26,796

*4	Extraordinary gains

“Extraordinary gains” for the six months ended September 30, 2022 and 2023 included the following:

Six months ended September 30, 2022	Millions of yen	Six months ended September 30, 2023	Millions of yen
Gains on disposal of fixed assets	¥378	Gains on disposal of fixed assets	¥92
		Gains on step acquisitions	75

*5	Extraordinary losses

“Extraordinary losses” for the six months ended September 30, 2022 and 2023 were as follows:

Six months ended September 30, 2022	Millions of yen	Six months ended September 30, 2023	Millions of yen
Losses on disposal of fixed assets	¥890	Losses on disposal of fixed assets	¥1,924
Losses on impairment of fixed assets	885	Losses on impairment of fixed assets	733
		Provision for reserve for contingent liabilities from financial instruments transactions	356

*6	Losses on impairment of fixed assets

The differences between the recoverable amounts and the book value of the following assets are recognized as “Losses on impairment of fixed assets,” and included in “Extraordinary losses” for the six months ended September 30, 2022 and 2023.

Six months ended September 30, 2022			Millions of yen
Area	Purpose of use	Type	Impairment loss
Tokyo metropolitan area	Idle assets (15 items)	Land and buildings, etc.	¥141
Kinki area	Idle assets (15 items)	Land and buildings, etc.	669
Other	Idle assets (8 items)	Land and buildings, etc.	74

Six months ended September 30, 2023			Millions of yen
Area	Purpose of use	Type	Impairment loss
Tokyo metropolitan area	Idle assets (34 items)	Land and buildings, etc.	¥583
Kinki area	Idle assets (8 items)	Land and buildings, etc.	18
Other	Branches (5 items)	Land and buildings, etc.	26
	Idle assets (10 items)		104

As for land and buildings, etc., each branch which continuously manages and determines its income and expenses is the smallest unit of asset group for recognition and measurement of impairment loss of fixed assets. Intangible fixed assets and assets such as corporate headquarters facilities, training facilities, data and system centers, and health and recreational facilities which do not produce independent cash flows are treated as corporate assets. Some subsidiaries such as SMBC, a consolidated subsidiary of the Company, utilized management accounting framework to identify corporate assets that are reasonably deemed to be used solely by each business unit as each business unit’s corporate assets, and conducted impairment assessments on a business unit basis together with other related fixed assets.

As for idle assets, each individual property is treated as an asset group for recognition and measurement of impairment. The carrying amounts of idle assets are reduced to their recoverable amounts, and the decreased amounts are included in “Extraordinary losses” as “Losses on impairment of fixed assets,” if there are indicators that the invested amounts may not be recoverable. The recoverable amount is calculated using net realizable value, which is basically determined by subtracting the expected disposal cost from the real estate appraisal value.

(Notes to interim consolidated statements of changes in net assets)

Six months ended September 30, 2022

1.  Type and number of shares issued and treasury stock

	Number of shares				Notes
	At the beginning of the period	Increase	Decrease	At the end of the period
Shares issued
Common stock	1,374,362,102	329,092	—	1,374,691,194	1

Total	1,374,362,102	329,092	—	1,374,691,194

Treasury stock
Common stock	3,542,321	8,420	84,614	3,466,127	2, 3

Total	3,542,321	8,420	84,614	3,466,127

Notes:	1.	The increase of 329,092 shares in the total number of shares issued was due to issuance of new stock as stock-based compensation.
	2.	The increase of 8,420 shares in the number of treasury common stock was due to purchases of fractional shares.
	3.	The decrease of 84,614 shares in the number of treasury common stock was due to sales of fractional shares as well as exercise of stock options.

2.  Information on stock acquisition rights

			Number of shares				Millions of yen
	Details of stock acquisition rights	Type of shares	At the beginning of the period	Increase	Decrease	At the end of the period	At the end of the period	Notes
The Company	Stock acquisition rights as stock options	—	—	—	—	—	¥ 1,201

Total							¥ 1,201

3. Information on dividends

(1) Dividends paid in the period
Millions of yen, except per share amount
Date of resolution	Type of shares	Cash dividends		Cash dividends per share	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 29, 2022	Common stock	¥ 143,936		¥ 105	March 31, 2022	June 30, 2022
(2) Dividends to be paid after the period
Millions of yen, except per share amount
Date of resolution	Type of shares	Cash dividends	Source of dividends	Cash dividends per share	Record date	Effective date
Meeting of the Board of Directors held on November 14, 2022	Common stock	¥ 157,690	Retained earnings	¥ 115	September 30, 2022	December 2, 2022

Six months ended September 30, 2023

1.  Type and number of shares issued and treasury stock

	Number of shares
	At the beginning of the period	Increase	Decrease	At the end of the period	Notes
Shares issued
Common stock	1,374,691,194	477,890	37,640,000	1,337,529,084	1, 2

Total	1,374,691,194	477,890	37,640,000	1,337,529,084

Treasury stock
Common stock	30,070,650	11,072,475	37,687,535	3,455,590	3, 4

Total	30,070,650	11,072,475	37,687,535	3,455,590

Notes:	1.	The increase of 477,890 shares in the total number of shares issued was due to issuance of new stock as stock-based compensation.
	2.	The decrease of 37,640,000 shares in the total number of shares issued was due to cancellation of treasury stock.
	3.

The increase of 11,072,475 shares in the number of treasury common stock comprises the increase of 51,475 shares due to purchases of fractional shares and acquisition of restricted stocks without compensation under the Stock Compensation Plans, and the increase of 11,021,000 shares due to repurchase of treasury stock.

	4.

The decrease of 37,687,535 shares in the number of treasury common stock comprises the decrease of 47,535 shares due to sales of fractional shares as well as exercise of stock options, and the decrease of 37,640,000 shares due to cancellation of treasury stock.

2.  Information on stock acquisition rights

			Number of shares				Millions of yen
	Details of stock acquisition rights	Type of shares	At the beginning of the period	Increase	Decrease	At the end of the period	At the end of the period	Notes
The Company	Stock acquisition rights as stock options	—	—	—	—	—	¥ 1,002

Total							¥ 1,002

3.  Information on dividends

(1) Dividends paid in the period
Millions of yen, except per share amount
Date of resolution	Type of shares	Cash dividends		Cash dividends per share	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 29, 2023	Common stock	¥ 168,077		¥ 125	March 31, 2023	June 30, 2023
(2) Dividends to be paid after the period
Millions of yen, except per share amount
Date of resolution	Type of shares	Cash dividends	Source of dividends	Cash dividends per share	Record date	Effective date
Meeting of the Board of Directors held on November 14, 2023	Common stock	¥ 180,099	Retained earnings	¥ 135	September 30, 2023	December 1, 2023

(Notes to interim consolidated statements of cash flows)

*1	The reconciliation of balance of “Cash and cash equivalents” at the end of the period and the amounts of items stated on the interim consolidated balance sheets

	Millions of yen
Six months ended September 30	2022	2023
Cash and due from banks	¥70,792,739	¥77,411,258
Interest earning deposits with banks (excluding the deposit with the Bank of Japan)	(11,701,303)	(9,802,023)

Cash and cash equivalents	¥59,091,435	¥67,609,235

(Notes to lease transactions)

1. Finance leases

(1)	Lessee side

1)	Lease assets

(a)	Tangible fixed assets

Tangible fixed assets mainly consisted of branches and equipment.

(b)	Intangible fixed assets

Intangible fixed assets were software.

2)	Depreciation method of lease assets

Depreciation method of lease assets is reported in “(Significant accounting policies for preparing interim consolidated financial statements) 4. Accounting policies (4) Depreciation.”

(2)	Lessor side

1)	Breakdown of lease investment assets

	Millions of yen
	March 31, 2023	September 30, 2023
Lease receivables	¥302,063	¥340,607
Residual value	28,278	28,345
Unearned interest income	(104,040)	(111,208)

Total	¥226,302	¥257,744

2)	The scheduled collections of lease payments receivable related to lease investment assets were as follows:

	Millions of yen
	March 31, 2023	September 30, 2023
Within 1 year	¥25,559	¥28,052
More than 1 year to 2 years	22,678	27,558
More than 2 years to 3 years	21,939	21,667
More than 3 years to 4 years	36,947	55,428
More than 4 years to 5 years	16,934	11,614
More than 5 years	178,004	196,286

Total	¥302,063	¥340,607

2. Operating leases

(1)	Lessee side

Future minimum lease payments on operating leases which were not cancelable were as follows:

	Millions of yen
	March 31, 2023	September 30, 2023
Due within 1 year	¥34,651	¥36,498
Due after 1 year	186,778	184,882

Total	¥221,429	¥221,381

(2)	Lessor side

Future minimum lease payments on operating leases which were not cancelable were as follows:

	Millions of yen
	March 31, 2023	September 30, 2023
Due within 1 year	¥35,656	¥40,967
Due after 1 year	84,358	95,721

Total	¥120,014	¥136,688

(Notes to financial instruments)

Matters concerning fair value of financial instruments and breakdown by input level

The amounts on the interim consolidated balance sheet (the amounts on the consolidated balance sheet) and the fair value of financial instruments as well as the difference between them by input level are as follows.

The amounts shown in the following tables do not include stocks with no market price, etc., and investments in partnerships (refer to Note 3).

The fair values of financial instruments are classified into the following three levels depending on the observability and significance of the input used in the fair value measurement.

Level 1: Fair value determined based on the (unadjusted) quoted price in an active market for the same asset or liability

Level 2: Fair value determined based on directly or indirectly observable inputs other than Level 1 inputs

Level 3: Fair value determined based on significant unobservable inputs

If multiple inputs with a significant impact are used for the fair value measurement of a financial instrument, the financial instrument is classified to the lowest priority level of fair value measurement in which each input belongs.

(1)	Financial assets and liabilities at fair value on the interim consolidated balance sheet (consolidated balance sheet)

	Millions of yen
	Consolidated balance sheet amount
March 31, 2023	Level 1	Level 2	Level 3	Total
Monetary claims bought	¥—	¥100,379	¥465,157	¥565,537
Trading assets
Securities classified as trading purposes	3,989,898	491,157	15,121	4,496,177
Money held in trust	—	12,957	—	12,957
Securities
Other securities *1	20,866,081	10,212,040	25,725	31,103,847
Stocks	3,169,256	778	—	3,170,035
Japanese government bonds	9,576,298	—	—	9,576,298
Japanese local government bonds	1,041,285	46,339	—	1,087,625
Japanese short-term bonds	—	124,994	—	124,994
Japanese corporate bonds	—	2,363,868	24,703	2,388,572
Foreign stocks	904,834	15,692	—	920,526
Foreign bonds	5,802,603	7,277,909	1,021	13,081,534
Other	371,803	382,457	—	754,260

Total assets	¥24,855,980	¥10,816,535	¥506,004	¥36,178,520

Trading liabilities
Trading securities sold for short sales	¥3,189,556	¥97,590	¥—	¥3,287,146

Total liabilities	¥3,189,556	¥97,590	¥—	¥3,287,146

Derivative transactions *2, 3
Interest rate derivatives	¥218,391	¥(1,874,557)	¥2,460	¥(1,653,705)
Currency derivatives	2,955	(61,220)	13,799	(44,466)
Equity derivatives	(14,380)	12,940	37,055	35,616
Bond derivatives	(282)	(355)	—	(637)
Commodity derivatives	(839)	1,893	—	1,053
Credit derivative transactions	—	(2,714)	3,683	969

Total derivative transactions	¥205,845	¥(1,924,014)	¥56,999	¥(1,661,170)

*1	The amount of investment trusts that fall under the classification of Other securities is included in “Other” of the table above.
*2

The amounts collectively represent the derivative transactions which are recorded in “Trading assets,” “Trading liabilities,” “Other assets” and “Other liabilities.” Debts and credits arising from derivative transactions are presented on a net basis, with a net debt presented in round brackets.

*3	As for derivative transactions applying hedge accounting, ¥(1,342,931) million is recorded on the consolidated balance sheet.

These are interest rate swap and other derivative transactions designated as hedging instruments for stabilizing cash flows of loans and bills discounted, etc., that are hedged items. The Company has mainly applied deferred hedge accounting for those derivative transactions. For these hedging relationships, the Company has applied “Practical Solution on the Treatment of Hedge Accounting for Financial Instruments that Reference LIBOR” (PITF No.40, March 17, 2022).

	Millions of yen
	Interim consolidated balance sheet amount
September 30, 2023	Level 1	Level 2	Level 3	Total
Monetary claims bought	¥—	¥144,092	¥425,592	¥569,685
Trading assets
Securities classified as trading purposes	4,279,288	935,428	3,599	5,218,317
Money held in trust	—	13,149	—	13,149
Securities
Other securities *1	26,095,042	11,858,712	22,234	37,975,989
Stocks	3,623,441	939	—	3,624,380
Japanese government bonds	9,512,126	—	—	9,512,126
Japanese local government bonds	1,031,528	45,915	—	1,077,443
Japanese short-term bonds	—	119,998	—	119,998
Japanese corporate bonds	—	2,227,751	21,145	2,248,896
Foreign stocks	1,119,922	3,411	—	1,123,334
Foreign bonds	10,297,992	8,803,927	1,089	19,103,008
Other	510,032	656,768	—	1,166,801

Total assets	¥30,374,331	¥12,951,383	¥451,426	¥43,777,141

Trading liabilities
Trading securities sold for short sales	¥3,954,417	¥228,854	¥—	¥4,183,271

Total liabilities	¥3,954,417	¥228,854	¥—	¥4,183,271

Derivative transactions *2, 3
Interest rate derivatives	¥15,790	¥(1,966,979)	¥3,361	¥(1,947,827)
Currency derivatives	12,573	(36,594)	19,207	(4,812)
Equity derivatives	(1,189)	(17,358)	18,035	(512)
Bond derivatives	(673)	(389)	82	(980)
Commodity derivatives	360	396	—	756
Credit derivative transactions	—	(4,266)	3,616	(650)

Total derivative transactions	¥26,862	¥(2,025,191)	¥44,303	¥(1,954,026)

*1	The amount of investment trusts that fall under the classification of Other securities are included in “Other” of the table above.
*2

The amounts collectively represent the derivative transactions which are recorded in “Trading assets,” “Trading liabilities,” “Other assets” and “Other liabilities.” Debts and credits arising from derivative transactions are presented on a net basis, with a net debt presented in round brackets.

*3	As for derivative transactions applying hedge accounting, ¥(1,921,207) million is recorded on the interim consolidated balance sheet.

These are interest rate swap and other derivative transactions designated as hedging instruments for stabilizing cash flows of loans and bills discounted, etc., that are hedged items. The Company has mainly applied deferred hedge accounting for those derivative transactions. For these hedging relationships, the Company has applied “Practical Solution on the Treatment of Hedge Accounting for Financial Instruments that Reference LIBOR” (PITF No.40, March 17, 2022).

(2)	Financial assets and liabilities which are not stated at fair value on the interim consolidated balance sheet (consolidated balance sheet)

Cash and due from banks, Call loans and bills bought, Receivables under resale agreements, Receivables under securities borrowing transactions, Foreign exchanges, Call money and bills sold, Payable under repurchase agreements, Payable under securities lending transactions, Commercial papers, and Short-term bonds payable are not included in the following tables since they are mostly short-term, and their fair values approximate their carrying amounts.

March 31, 2023	Millions of yen
	Fair value				Consolidated balance sheet amount	Difference
	Level 1	Level 2	Level 3	Total
Monetary claims bought *	¥—	¥—	¥5,040,361	¥5,040,361	¥4,991,100	¥49,260
Securities
Bonds classified as held- to-maturity	165,207	—	—	165,207	165,592	(384)
Loans and bills discounted					98,404,137
Reserve for possible loan losses *					(469,205)

	—	1,327	99,490,120	99,491,448	97,934,932	1,556,516

Lease receivables and investment assets *	—	—	220,569	220,569	226,071	(5,501)

Total assets	¥165,207	¥1,327	¥104,751,051	¥104,917,586	¥103,317,696	¥1,599,890

Deposits	¥—	¥158,621,121	¥—	¥158,621,121	¥158,770,253	¥(149,132)
Negotiable certificates of deposit	—	12,890,164	—	12,890,164	13,025,555	(135,391)
Borrowed money	—	13,584,986	—	13,584,986	13,674,830	(89,843)
Bonds	—	8,881,789	761,932	9,643,721	10,365,003	(721,282)
Due to trust account	—	2,366,787	—	2,366,787	2,413,464	(46,676)

Total liabilities	¥—	¥196,344,849	¥761,932	¥197,106,781	¥198,249,107	¥(1,142,325)

*

General reserves and special reserves corresponding to loans are deducted. The reserves for possible loan losses on “Monetary claims bought” and “Lease receivables and investment assets” are deducted directly from consolidated balance sheet amount since they are immaterial.

September 30, 2023	Millions of yen
	Fair value				Interim consolidated balance sheet amount	Difference
	Level 1	Level 2	Level 3	Total
Monetary claims bought *	¥—	¥—	¥4,914,812	¥4,914,812	¥4,854,786	¥60,026
Securities
Bonds classified as held-to-maturity	205,524	4,964	—	210,488	212,194	(1,706)
Loans and bills discounted					102,448,793
Reserve for possible loan losses *					(445,656)

	—	—	103,305,720	103,305,720	102,003,136	1,302,584

Lease receivables and investment assets *	—	—	249,976	249,976	257,328	(7,351)

Total assets	¥205,524	¥4,964	¥108,470,509	¥108,680,998	¥107,327,445	¥1,353,552

Deposits	¥—	¥162,472,961	¥—	¥162,472,961	¥162,448,935	¥24,025
Negotiable certificates of deposit	—	13,779,467	—	13,779,467	13,772,058	7,408
Borrowed money	—	14,260,641	20,135	14,280,777	14,370,861	(90,084)
Bonds	—	10,287,184	1,099,811	11,386,996	12,340,347	(953,351)
Due to trust account	—	2,062,754	—	2,062,754	2,111,631	(48,876)

Total liabilities	¥—	¥202,863,009	¥1,119,947	¥203,982,956	¥205,043,836	¥(1,060,879)

*

General reserves and special reserves corresponding to loans are deducted. The reserves for possible loan losses on “Monetary claims bought” and “Lease receivables and investment assets” are deducted directly from interim consolidated balance sheet amount since they are immaterial.

(Note 1)  Description of the valuation techniques and inputs used to measure fair value

Assets

Monetary claims bought

The fair values of subordinated trust beneficiary interests related to securitized housing loans among monetary claims bought are determined by estimating future cash flows using the probability of default, loss given default and prepayment rate, and assessing the value by deducting the value of senior beneficial interests, etc. from the value of underlying housing loans. The fair values of other transactions are, in principle, based on methods similar to the methods applied to Loans and bills discounted.

These transactions are mainly classified into Level 3.

Trading assets

The fair values of bonds and other securities held for trading purposes are, in principle, based on their market prices at the end of the period. The fair values of such bonds and other securities are mainly classified into Level 1 depending on the level of market activity. When fair value is determined based on either the prices quoted by the financial institutions, or future cash flows discounted using observable inputs such as interests, spreads, and others, they are classified into Level 2.

Money held in trust

The fair values of money held in trust are, in principle, fair values of securities in trust property calculated by the same method for securities that the Company owns. They are classified into Level 2.

Securities

In principle, the fair values of stocks (including foreign stocks and listed investment trusts) are based on the market price as of the six months ended September 30, 2023. They are mainly classified into Level 1 depending on the level of market activity. The fair values of securities with market prices other than stocks are based on the market price as of the six months ended September 30, 2023. Japanese Government bonds, etc., are mainly classified into Level 1 and other bonds are classified into Level 2.

The fair values of privately-placed bonds with no market prices are based on the present value of estimated future cash flows, taking into account the borrower’s probability of default, loss given default, etc. Those present values are discounted by a rate comprising a risk-free interest rate with certain adjustments. However, the fair values of bonds, such as privately-placed bonds issued by bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers are based on the bond’s book value after the deduction of the expected amount of a loss on the bond computed by using the same method applied to the estimation of a loan loss. The fair values of investment trusts with no market prices are based on the net asset value.

These transactions are mainly classified into Level 2.

Loans and bills discounted, and Lease receivables and investment assets

Of these transactions, considering the characteristics of these transactions, the fair values of overdrafts with no specified repayment dates are based on their book values as they are considered to approximate their fair values.

For short-term transactions, the fair values are also based on their book values as they are considered to approximate their fair values.

The fair values of long-term transactions are, in principle, based on the present value of estimated future cash flows taking into account the borrower’s probability of default, loss given default, etc. Those present values are discounted by a rate comprising a risk-free interest rate with certain adjustments. At certain consolidated subsidiaries of the Company, the fair values are calculated based on the present values of estimated future cash flows, which are computed based on the contractual interest rate. Those present values are discounted by a rate comprising a risk-free rate and a credit risk premium.

Regarding claims on bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers, expected losses on such claims are calculated based on either the expected recoverable amount from disposal of collateral or guarantees, or the present value of expected future cash flows. Since the claims’ interim consolidated balance sheet amounts (consolidated balance sheet amounts) minus the expected amount of loan losses approximate their fair values, such amounts are considered to be their fair values.

These transactions are mainly classified into Level 3.

Liabilities

Trading liabilities

The fair values of bonds sold for short sales and other securities for trading purposes are, in principle, based on their market prices as of the end of the period. They are mainly classified into Level 1.

Deposits, Negotiable certificates of deposit, and Due to trust account

Out of these transactions, the fair values of demand deposits and deposits without maturity are based on their book values. The fair values of transactions with a short-term remaining maturity are also based on their book values, as their book values are regarded to approximate their fair values. The fair values of transactions with a long-term remaining maturity are, in principle, based on the present value of estimated future cash flows discounted by the interest rate assuming that the same type of deposit is newly accepted until the end of the remaining maturity.

The fair values of borrowings from the trust account related to covered bond issued by the trust account are based on the amount calculated in accordance with the price quoted by industry associations, etc.

These transactions are classified into Level 2.

Borrowed money and Bonds

The fair values of short-term transactions are based on their book values, as their book values are considered to approximate their fair values. For long-term transactions, their fair values are based on the present value of estimated future cash flows calculated using the refinancing rate applied to the same type of instruments for the remaining maturity.

For transactions with the price quoted by industry associations, etc., fair value is based on the amount calculated by using the published price data, yield data, etc.

These transactions are mainly classified into Level 2.

Derivative transactions

The fair values of listed derivatives are based on their closing prices. The fair values of over-the-counter derivative transactions are based on the present value of the future cash flows, option valuation models, etc., calculated using inputs such as interest rate, foreign exchange rate, stock price, commodity price, etc.

Over-the-counter derivative transactions take into account the counterparty’s and the Company’s credit risks, and the liquidity risks of the unsecured lending funds. Listed derivative transactions are mainly classified into Level 1. Over-the-counter derivative transactions are classified into Level 2 if observable inputs are available or impact of unobservable inputs to the fair values is not significant. If impact of unobservable inputs to the fair values is significant, they are classified into Level 3.

(Note 2)	Quantitative information about financial assets and liabilities measured and stated on the interim consolidated balance sheet (consolidated balance sheet) at fair value and classified in Level 3

1)	Quantitative information on significant unobservable inputs

March 31, 2023	Valuation technique	Significant unobservable inputs	Range

Monetary claims bought	Discounted cash flow	Probability of default	0.1% — 100.0%
		Loss given default	0.0% — 51.3%
		Prepayment rate	2.0% — 7.0%
Trading assets:
Securities classified as trading purposes	Option valuation model	Equity volatility	25.4% — 62.8%
Securities:
Japanese corporate bonds	Discounted cash flow	Probability of default	7.8% — 100.0%
		Loss given default	0.0% — 50.0%
Foreign bonds	Discounted cash flow	Probability of default	100.0%
		Loss given default	32.1% — 78.0%

Derivative transactions:
Interest rate derivatives	Option valuation model	Correlation between interest rates	26.3% — 62.9%
		Correlation between interest rates and foreign exchange rates	5.5% — 41.6%
Currency derivatives	Option valuation model	Correlation between interest rates	28.7% — 99.2%
		Correlation between interest rates and foreign exchange rates	9.5% — 49.8%
		Foreign exchange rate volatility	12.2% — 17.1%
Equity derivatives	Option valuation model	Correlation between equities	47.3% — 93.5%
		Correlation between foreign exchange rates and equities	(0.5)% — 24.6%
		Equity volatility	12.0% — 70.3%
Credit derivatives	Credit default model	Correlation between foreign exchange rates and CDS* spread	15.0% — 25.0%

*	Credit Default Swap

September 30, 2023	Valuation technique	Significant unobservable inputs	Range

Monetary claims bought	Discounted cash flow	Probability of default	0.1% — 100.0%
		Loss given default	0.0% — 51.2%
		Prepayment rate	2.0% — 6.5%
Trading assets:
Securities classified as trading purposes	Option valuation model	Equity volatility	29.3% — 56.9%
Securities:
Japanese corporate bonds	Discounted cash flow	Probability of default	7.8% — 100.0%
		Loss given default	0.0% — 50.0%
Foreign bonds	Discounted cash flow	Probability of default	100.0%
		Loss given default	32.1% — 78.0%

Derivative transactions:
Interest rate derivatives	Option valuation model	Correlation between interest rates	31.5% — 67.3%
		Correlation between interest rates and foreign exchange rates	11.1% — 46.4%
Currency derivatives	Option valuation model	Correlation between interest rates	26.0% — 99.3%
		Correlation between interest rates and foreign exchange rates	7.7% — 49.4%
		Foreign exchange rate volatility	9.7% — 14.6%
Equity derivatives	Option valuation model	Correlation between equities	43.2% — 88.6%
		Correlation between foreign exchange rates and equities	(14.1)% — 11.6%
		Equity volatility	15.5% — 45.4%
Bond derivatives	Option valuation model	Bond volatility	2.6% — 7.5%
Credit derivatives	Credit default model	Correlation between foreign exchange rates and CDS* spread	17.5% — 27.5%

*	Credit Default Swap

2)	Reconciliation between the beginning and ending balance, and net unrealized gains (losses) recognized in the earnings of the period

	Millions of yen
March 31, 2023	Beginning balance	Earnings of the period*1	Other comprehensive income*2	Net amount of purchase, sale, issuance and settlement	Transfer to Level 3*3	Transfer from Level 3*4	Ending balance	Net unrealized gains (losses) on financial assets and liabilities held at consolidated balance sheet date among the amount recognized in the earnings of the period
Monetary claims bought	¥453,676	¥(10,817)	¥(35,036)	¥57,334	¥—	¥—	¥465,157	¥—
Trading assets	2,953	1,301	—	10,497	367	(0)	15,121	336
Securities
Other securities	38,988	1,256	(50)	(13,124)	4,771	(6,115)	25,725	715
Japanese corporate bonds	37,949	1,135	(50)	(12,985)	4,771	(6,115)	24,703	889
Foreign bonds	1,038	121	—	(138)	—	—	1,021	(174)
Derivative transactions
Interest rate	1,505	195	—	759	—	—	2,460	163
Currency	14,851	4,470	—	—	—	(5,522)	13,799	4,450
Equity	70,501	(29,965)	—	(3,480)	—	—	37,055	17,772
Bond	—	(554)	—	554	—	—	—	—
Credit derivative	3,141	542	—	—	—	—	3,683	647

Total	¥585,618	¥(33,571)	¥(35,086)	¥52,542	¥5,139	¥(11,637)	¥563,003	¥24,086

*1	The amounts shown in the table above are included in consolidated statements of income.
*2	The amounts shown in the table above are included in “Net unrealized gains (losses) on other securities” under “Other comprehensive income (losses).”
*3	Transfer from Level 2 to Level 3 due to an increase in the impact on the fair value of unobservable inputs for privately-placed bonds etc. The transfer was made at the beginning of the fiscal year ended March 31, 2023.
*4	Transfer from Level 3 to Level 2 due to a decrease in the impact on the fair value of unobservable inputs for derivatives and privately-placed bonds etc. The transfer was made at the beginning of the fiscal year ended March 31, 2023.

	Millions of yen
September 30, 2023	Beginning balance	Earnings of the period*1	Other comprehensive income*2	Net amount of purchase, sale, issuance and settlement	Transfer to Level 3*3	Transfer from Level 3*4	Ending balance	Net unrealized gains (losses) on financial assets and liabilities held at interim consolidated balance sheet date among the amount recognized in the earnings of the period
Monetary claims bought	¥465,157	¥(5,267)	¥2,347	¥(36,645)	¥—	¥—	¥425,592	¥—
Trading assets	15,121	1,166	—	(15,725)	3,036	—	3,599	157
Securities
Other securities	25,725	619	140	(3,542)	80	(788)	22,234	114
Japanese corporate bonds	24,703	525	140	(3,516)	80	(788)	21,145	427
Foreign bonds	1,021	94	—	(26)	—	—	1,089	(312)
Derivative transactions
Interest rate	2,460	836	—	64	—	—	3,361	827
Currency	13,799	5,444	—	(35)	—	—	19,207	5,442
Equity	37,055	(17,452)	—	(1,568)	—	—	18,035	599
Bond	—	(1,458)	—	1,541	—	—	82	(119)
Credit derivative	3,683	(67)	—	—	—	—	3,616	(60)

Total	¥563,003	¥(16,178)	¥2,488	¥(55,912)	¥3,117	¥(788)	¥495,730	¥6,960

*1	The amounts shown in the table above are included in interim consolidated statements of income.
*2	The amounts shown in the table above are included in “Net unrealized gains (losses) on other securities” under “Other comprehensive income (losses).”
*3

Transfer from Level 2 to Level 3 due to an increase in the impact on the fair value of unobservable inputs for equities etc. The transfer was made at the beginning of the six months ended September 30, 2023.

*4

Transfer from Level 3 to Level 2 due to a decrease in the impact on the fair value of unobservable inputs for privately-placed bonds etc. The transfer was made at the beginning of the six months ended September 30, 2023.

3)	Description of the fair value valuation process

At the Group, the middle division establishes policies and procedures for the calculation of fair value, and the front division develops valuation models in accordance with such policies and procedures. The middle division verifies the reasonableness of the fair value valuation models, the inputs used, and the appropriateness of the classified fair value level of the calculated fair value.

Observable data is utilized as much as possible for the valuation model. If quoted prices obtained from third parties are used, those values are verified by comparison with results recalculated by the Group using the inputs for the valuation.

4)	Description of the sensitivity of the fair value to changes in significant unobservable inputs

Probability of default

Probability of default represents the likelihood that the default will occur, and is calculated based on actual defaults in the past. A significant increase (decrease) in the default rate would result in a significant decrease (increase) in a fair value.

Loss given default

Loss given default is the proportion of estimated losses in the event that default occurs to the total balance of bonds or loans and bills discounted, and is calculated based on actual defaults in the past. A significant increase (decrease) in loss given default would result in a significant decrease (increase) in a fair value.

Prepayment rate

Prepayment rate is the proportion of estimated principals of assuming that prepayment is made in each period, and is calculated based on actual payment in the past. In general, a significant change in prepayment rate would result in a significant decrease (increase) in a fair value according to the contractual terms and conditions of the financial instruments.

Volatility

Volatility is an indicator that represents the estimation of severity of change over a certain period in values of inputs and market values. Volatility is estimated based on actual results in the past, information derived from third parties and other analysis approach. Volatility is mainly used in valuation of derivatives that refer to potential changes of interest rate, foreign exchange rate, stock price, etc. In general, a significant increase (decrease) in volatility would result in a significant increase (decrease) in a fair value.

Correlation

Correlation is an indicator of the relation of variables such as interest rate, foreign exchange rate, Credit Default Swap (CDS) spread and stock price. Correlation is estimated based on actual results in the past, and is mainly used in valuation technique of complex derivatives, etc. In general, a significant change in correlation would generally result in a significant increase or decrease in a fair value according to the contractual terms and conditions of the financial instruments.

(Note 3)

Interim Consolidated balance sheet amounts (Consolidated balance sheet amounts) of stocks with no market prices, etc. and investments in partnership, etc. are as follows. In accordance with Paragraph 5 of the “Implementation Guidance on Disclosures about Fair Value of Financial Instruments” (ASBJ Guidance No.19, March 31, 2020) and Paragraph 24-16 of “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ Guidance No.31, June 17, 2021), these amounts are not included in “Trading assets” and “Securities” stated on the tables disclosed in “Matters concerning fair value of financial instruments and breakdown by input level.”

	Millions of yen
	March 31, 2023	September 30, 2023
Stocks with no market prices, etc.*[1,2]	¥230,625	¥237,998
Investments in partnership, etc.*[2]	364,464	413,965

Total	¥595,089	¥651,964

*1	Unlisted stocks are included in stocks with no market prices, etc.
*2

Unlisted stocks and investments in partnership totaling ¥26,475 million and ¥12,988 million were written-off in the fiscal year ended March 31, 2023 and in the six months ended September 30, 2023, respectively.

(Notes to securities)

The amounts shown in the following tables include negotiable certificates of deposit classified as “Cash and due from banks,” and beneficiary claims on loan trust classified as “Monetary claims bought,” in addition to “Securities” stated in the interim consolidated balance sheet (consolidated balance sheet).

1. Bonds classified as held-to-maturity

		Millions of yen
March 31, 2023		Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Bonds with unrealized gains:	Japanese government bonds	¥4,995	¥4,997	¥1
	Japanese local government bonds	28,744	28,857	113
	Japanese corporate bonds	—	—	—
	Other	—	—	—

	Subtotal	33,739	33,854	114

Bonds with unrealized losses:	Japanese government bonds	67,553	67,521	(31)
	Japanese local government bonds	64,299	63,831	(467)
	Japanese corporate bonds	—	—	—
	Other	—	—	—

	Subtotal	131,852	131,352	(499)

Total		¥165,592	¥165,207	¥(384)

		Millions of yen
September 30, 2023		Interim consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Bonds with unrealized gains:	Japanese government bonds	¥—	¥—	¥—
	Japanese local government bonds	7,300	7,311	11
	Japanese corporate bonds	—	—	—
	Other	—	—	—

	Subtotal	7,300	7,311	11

Bonds with unrealized losses:	Japanese government bonds	78,555	78,098	(457)
	Japanese local government bonds	121,349	120,114	(1,234)
	Japanese corporate bonds	4,990	4,964	(26)
	Other	—	—	—

	Subtotal	204,894	203,176	(1,717)

Total		¥212,194	¥210,488	¥(1,706)

2. Other securities

		Millions of yen
March 31, 2023		Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other securities with unrealized gains:	Stocks	¥2,982,508	¥1,009,921	¥1,972,586
	Bonds	6,093,490	6,079,646	13,844
	Japanese government bonds	4,938,689	4,936,506	2,182
	Japanese local government bonds	4,110	4,105	4
	Japanese corporate bonds	1,150,691	1,139,033	11,657
	Other	5,339,709	4,531,527	808,182

	Subtotal	14,415,708	11,621,095	2,794,613

Other securities with unrealized losses:	Stocks	187,526	215,345	(27,818)
	Bonds	7,083,999	7,162,050	(78,051)
	Japanese government bonds	4,637,608	4,676,224	(38,615)
	Japanese local government bonds	1,083,514	1,102,772	(19,257)
	Japanese corporate bonds	1,362,876	1,383,054	(20,178)
	Other	10,185,003	10,958,599	(773,595)

	Subtotal	17,456,530	18,335,995	(879,465)

Total		¥31,872,239	¥29,957,091	¥1,915,148

Note:	There were no net unrealized gains (losses) on other securities shown above for the fiscal year ended March 31, 2023 recognized in the earnings by applying fair value hedge accounting.

		Millions of yen
September 30, 2023		Interim consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other securities with unrealized gains:	Stocks	¥3,572,822	¥1,140,965	¥2,431,857
	Bonds	5,292,450	5,282,690	9,759
	Japanese government bonds	4,242,193	4,241,317	876
	Japanese local government bonds	1,905	1,904	0
	Japanese corporate bonds	1,048,351	1,039,468	8,882
	Other	4,631,768	3,673,512	958,256

	Subtotal	13,497,041	10,097,168	3,399,873

Other securities with unrealized losses:	Stocks	51,557	57,253	(5,696)
	Bonds	7,666,014	7,795,817	(129,803)
	Japanese government bonds	5,269,932	5,335,330	(65,397)
	Japanese local government bonds	1,075,538	1,106,332	(30,794)
	Japanese corporate bonds	1,320,543	1,354,154	(33,610)
	Other	17,579,099	18,749,929	(1,170,829)

	Subtotal	25,296,671	26,603,001	(1,306,329)

Total		¥38,793,713	¥36,700,169	¥2,093,543

Note:	There were no net unrealized gains (losses) on other securities shown above for the six months ended September 30, 2023 recognized in the earnings by applying fair value hedge accounting.

3. Write-down of securities

Bonds classified as held-to-maturity and other securities (excluding other securities whose interim consolidated balance sheet amounts are not measured at fair value) are considered as impaired if the fair value decreases materially below the acquisition cost and such decline is not considered as recoverable. The fair value is recognized as the interim consolidated balance sheet amount (consolidated balance sheet amount) and the amount of write-down is accounted for as valuation loss for the period. Valuation losses for the fiscal year ended March 31, 2023 and for the six months ended September 30, 2023 were ¥408 million and ¥31,602 million, respectively. The rule for determining “material decline” is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt/Effectively bankrupt/Potentially bankrupt issuers:	Fair value is lower than acquisition cost.
Issuers requiring caution:	Fair value is 30% or lower than acquisition cost.
Normal issuers:	Fair value is 50% or lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.
Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.
Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.
Issuers requiring caution: Issuers that are identified for close monitoring.
Normal issuers: Issuers other than the above 4 categories of issuers.

(Notes to money held in trust)

1.   Money held in trust classified as held-to-maturity

Fiscal year ended March 31, 2023

There were no corresponding transactions.

Six months ended September 30, 2023

There were no corresponding transactions.

2.   Other money held in trust (other than trading purpose and held-to-maturity)

	Millions of yen
March 31, 2023	Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other money held in trust	¥312	¥312	—

	Millions of yen
September 30, 2023	Interim consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other money held in trust	¥313	¥313	—

(Notes to net unrealized gains (losses) on other securities)

The breakdown of “Net unrealized gains (losses) on other securities” reported on the interim consolidated balance sheet (consolidated balance sheet) is as shown below:

March 31, 2023	Millions of yen
Net unrealized gains (losses)	¥1,915,881
Other securities	1,915,881
Other money held in trust	—
(-) Deferred tax liabilities	443,756

Net unrealized gains (losses) on other securities (before following adjustments)	1,472,124

(-) Non-controlling interests	109,112
(+) The Company’s interest in net unrealized gains (losses) on valuation of other securities held by equity method affiliates	10,509

Net unrealized gains (losses) on other securities	¥1,373,521

Notes:	1.	There were no net unrealized gains (losses) on other securities shown above for the fiscal year ended March 31, 2023 recognized in the fiscal year’s earnings by applying fair value hedge accounting.
	2.

Net unrealized gains (losses) on other securities included foreign currency translation adjustments on foreign currency denominated securities whose fair value was not recognized as consolidated balance sheet amount.

	3.	Non-controlling interests included equity acquired from non-controlling stockholders.

September 30, 2023	Millions of yen
Net unrealized gains (losses)	¥2,094,685
Other securities	2,094,685
Other money held in trust	—
(-) Deferred tax liabilities	495,779

Net unrealized gains (losses) on other securities (before following adjustments)	1,598,906

(-) Non-controlling interests	108,583
(+) The Company’s interest in net unrealized gains (losses) on valuation of other securities held by equity method affiliates	15,546

Net unrealized gains (losses) on other securities	¥1,505,869

Notes:	1.	There were no net unrealized gains (losses) on other securities shown above for the six months ended September 30, 2023 recognized in the period’s earnings by applying fair value hedge accounting.
	2.

Net unrealized gains (losses) on other securities included foreign currency translation adjustments on foreign currency denominated securities whose fair value was not recognized as consolidated balance sheet amount.

	3.	Non-controlling interests included equity acquired from non-controlling stockholders.

(Notes to derivative transactions)

1. Derivative transactions to which the hedge accounting method was not applied

The following tables set forth the contract amount or the amount equivalent to the notional amount, fair value and valuation gains (losses) by type of derivative with respect to derivative transactions to which the hedge accounting method was not applied at March 31, 2023 and September 30, 2023. Contract amount does not indicate the market risk relating to derivative transactions.

(1)	Interest rate derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2023	Total	Over 1 year
Listed
Interest rate futures:
Sold	¥107,086,292	¥26,234,540	¥7,582	¥7,582
Bought	18,705,937	7,686,959	(6,717)	(6,717)
Interest rate options:
Sold	22,304,732	2,718,740	(52,887)	(52,887)
Bought	239,810,263	29,902,944	87,569	87,569
Over-the-counter
Forward rate agreements:
Sold	10,219,200	163,981	(13,649)	(13,649)
Bought	14,113,874	518,042	20,039	20,039
Interest rate swaps:	1,037,172,904	762,116,262	(276,732)	(276,732)
Receivable fixed rate/payable floating rate	428,071,051	351,736,183	(15,860,880)	(15,860,880)
Receivable floating rate/payable fixed rate	462,964,043	353,958,902	15,561,749	15,561,749
Receivable floating rate/payable floating rate	145,794,813	56,083,380	10,778	10,778
Interest rate swaptions:
Sold	28,715,830	11,921,037	(319,721)	(319,721)
Bought	28,916,569	14,242,411	327,501	327,501
Caps:
Sold	97,361,156	46,666,301	(1,649,020)	(1,649,020)
Bought	24,344,848	12,640,453	371,916	371,916
Floors:
Sold	7,866,408	6,535,853	(25,266)	(25,266)
Bought	9,881,309	8,594,997	41,169	41,169
Other:
Sold	9,507,746	4,634,071	(139,372)	(139,372)
Bought	32,961,001	26,866,264	242,793	242,793

Total	/	/	¥(1,384,794)	¥(1,384,794)

Note:	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the consolidated statements of income.

	Millions of yen
	Contract amount			Valuation gains (losses)
September 30, 2023	Total	Over 1 year	Fair value
Listed
Interest rate futures:
Sold	¥128,043,860	¥14,966,576	¥15,714	¥15,714
Bought	26,556,979	2,948,813	(17,529)	(17,529)
Interest rate options:
Sold	16,278,961	5,851,335	(36,367)	(36,367)
Bought	171,500,770	24,504,100	52,666	52,666
Over-the-counter
Forward rate agreements:
Sold	13,475,665	255,837	(13,537)	(13,537)
Bought	17,737,765	774,316	19,329	19,329
Interest rate swaps:	1,048,968,851	837,853,700	(675,991)	(675,991)
Receivable fixed rate/payable floating rate	478,217,442	391,972,835	(30,749,295)	(30,749,295)
Receivable floating rate/payable fixed rate	484,812,869	386,847,737	30,031,080	30,031,080
Receivable floating rate/payable floating rate	85,580,632	58,699,480	18,879	18,879
Interest rate swaptions:
Sold	33,932,409	13,316,224	(662,816)	(662,816)
Bought	35,362,034	16,631,829	615,300	615,300
Caps:
Sold	76,447,812	34,996,306	(1,247,981)	(1,247,981)
Bought	17,842,688	13,096,646	297,507	297,507
Floors:
Sold	9,547,649	9,311,730	(22,522)	(22,522)
Bought	12,204,104	10,510,275	36,329	36,329
Other:
Sold	39,716,280	12,079,454	(622,137)	(622,137)
Bought	55,116,818	27,702,632	448,397	448,397

Total	/	/	¥(1,813,637)	¥(1,813,637)

Note:	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the interim consolidated statements of income.

(2)	Currency derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2023	Total	Over 1 year
Listed
Currency futures:
Sold	¥1,114	¥—	¥145	¥145
Bought	—	—	—	—
Over-the-counter
Currency swaps	94,182,678	72,443,396	1,166,422	341,046
Currency swaptions:
Sold	16,817	16,817	(95)	(95)
Bought	2,340,112	2,129,430	14,092	14,092
Forward foreign exchange	118,701,033	16,272,109	(148,148)	(148,148)
Currency options:
Sold	4,570,206	2,041,180	(174,022)	(174,022)
Bought	3,996,106	1,562,756	171,159	171,159

Total	/	/	¥1,029,554	¥204,179

Note:	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the consolidated statements of income.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
September 30, 2023	Total	Over 1 year
Listed
Currency futures:
Sold	¥979	¥—	¥(180)	¥(180)
Bought	—	—	—	—
Over-the-counter
Currency swaps	106,271,847	80,749,354	1,850,755	534,847
Currency swaptions:
Sold	17,701	17,701	(2)	(2)
Bought	1,852,479	1,784,408	(144)	(144)
Forward foreign exchange	134,315,282	14,487,608	(32,364)	(32,364)
Currency options:
Sold	4,638,431	2,048,929	(232,630)	(232,630)
Bought	4,195,838	1,598,204	196,769	196,769

Total	/	/	¥1,782,204	¥466,295

Note:	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the interim consolidated statements of income.

(3)	Equity derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2023	Total	Over 1 year
Listed
Equity price index futures:
Sold	¥809,728	¥23,050	¥(15,488)	¥(15,488)
Bought	552,561	—	10,259	10,259
Equity price index options:
Sold	332,654	113,383	(17,712)	(17,712)
Bought	233,078	76,659	9,311	9,311
Over-the-counter
Equity options:
Sold	86,941	4,093	(4,630)	(4,630)
Bought	154,044	13,870	21,675	21,675
Equity index forward contracts:
Sold	—	—	—	—
Bought	146,368	146,289	12,566	12,566
Equity price index swaps:
Receivable equity index/payable short-term floating rate	1,750	650	(353)	(353)
Receivable short-term floating rate/payable equity index	146,674	78,569	20,738	20,738
Other:
Sold	9,371	9,371	(749)	(749)
Bought	—	—	—	—

Total	/	/	¥35,616	¥35,616

Note:	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the consolidated statements of income.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
September 30, 2023	Total	Over 1 year
Listed
Equity price index futures:
Sold	¥1,039,456	¥7,231	¥20,431	¥20,431
Bought	680,890	958	(16,081)	(16,081)
Equity price index options:
Sold	287,801	75,326	(17,067)	(17,067)
Bought	391,604	52,603	11,527	11,527
Over-the-counter
Equity options:
Sold	93,951	2,928	(6,354)	(6,354)
Bought	156,659	8,898	16,575	16,575
Equity index forward contracts:
Sold	1,011	—	105	105
Bought	392,952	381,086	(15,859)	(15,859)
Equity price index swaps:
Receivable equity index/payable short-term floating rate	500	150	(51)	(51)
Receivable short-term floating rate/payable equity index	56,307	28,508	6,999	6,999
Other:
Sold	10,814	—	(738)	(738)
Bought	—	—	—	—

Total	/	/	¥(512)	¥(512)

Note:	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the interim consolidated statements of income.

(4)	Bond derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2023	Total	Over 1 year
Listed
Bond futures:
Sold	¥1,786,115	¥—	¥(17,280)	¥(17,280)
Bought	2,048,155	—	16,946	16,946
Bond futures options:
Sold	8,806	—	(30)	(30)
Bought	32,744	—	81	81
Over-the-counter
Bond forward contracts:
Sold	—	—	—	—
Bought	699	—	(1)	(1)
Bond options:
Sold	181,533	—	(1,308)	(1,308)
Bought	181,533	—	955	955

Total	/	/	¥(637)	¥(637)

Note:	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the consolidated statements of income.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
September 30, 2023	Total	Over 1 year
Listed
Bond futures:
Sold	¥1,765,260	¥—	¥22,760	¥22,760
Bought	2,043,826	—	(23,250)	(23,250)
Bond futures options:
Sold	117,322	—	(341)	(341)
Bought	36,672	—	157	157
Over-the-counter
Bond options:
Sold	252,646	—	(975)	(975)
Bought	264,431	—	669	669

Total	/	/	¥(980)	¥(980)

Note:	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the interim consolidated statements of income.

(5)	Commodity derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2023	Total	Over 1 year
Listed
Commodity futures:
Sold	¥9,910	¥—	¥136	¥136
Bought	15,516	—	(976)	(976)
Over-the-counter
Commodity swaps:
Receivable fixed price/payable floating price	40,878	20,027	(3,015)	(3,015)
Receivable floating price/payable fixed price	32,062	14,153	5,158	5,158
Receivable floating price/payable floating price	69	—	(15)	(15)
Commodity options:
Sold	16,055	948	(179)	(179)
Bought	14,994	8	(55)	(55)

Total	/	/	¥1,053	¥1,053

Notes:	1.	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the consolidated statements of income.
	2.	Underlying assets of commodity derivatives were fuels and metals.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
September 30, 2023	Total	Over 1 year
Listed
Commodity futures:
Sold	¥23,174	¥—	¥(539)	¥(539)
Bought	29,524	—	900	900
Over-the-counter
Commodity swaps:
Receivable fixed price/payable floating price	36,670	17,486	(7,505)	(7,505)
Receivable floating price/payable fixed price	28,868	12,392	8,184	8,184
Commodity options:
Sold	7,209	705	(488)	(488)
Bought	5,549	6	205	205

Total	/	/	¥756	¥756

Notes:	1.	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the interim consolidated statements of income.
	2.	Underlying assets of commodity derivatives were fuels and metals.

(6)	Credit derivative transactions

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2023	Total	Over 1 year
Over-the-counter
Credit default options:
Sold	¥1,353,961	¥1,140,688	¥6,112	¥6,112
Bought	1,705,605	1,470,274	(5,143)	(5,143)

Total	/	/	¥969	¥969

Notes:	1.	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the consolidated statements of income.
	2.	“Sold” represents transactions in which the credit risk was accepted; “Bought” represents transactions in which the credit risk was transferred.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
September 30, 2023	Total	Over 1 year
Over-the-counter
Credit default options:
Sold	¥1,411,454	¥1,125,486	¥12,333	¥12,333
Bought	1,924,561	1,643,516	(12,983)	(12,983)

Total	/	/	¥(650)	¥(650)

Notes:	1.	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the interim consolidated statements of income.
	2.	“Sold” represents transactions in which the credit risk was accepted; “Bought” represents transactions in which the credit risk was transferred.

2. Derivative transactions to which the hedge accounting method was applied

The following tables set forth the contract amount or the amount equivalent to the notional amount and fair value by type of derivative and hedge accounting method with respect to derivative transactions to which the hedge accounting method was applied at March 31, 2023 and September 30, 2023. Contract amount does not indicate the market risk relating to derivative transactions.

(1) Interest rate derivatives

March 31, 2023			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Interest rate futures:	Interest-earning/bearing financial assets/liabilities such as loans and bills discounted, other securities, deposits and negotiable certificates of deposit
	Sold		¥6,342,990	¥3,372,276	¥(1,312)
	Bought		2,403,720	1,335,400	4,467
	Interest rate swaps:
	Receivable fixed rate/payable floating rate		32,812,237	28,630,312	(931,456)
	Receivable floating rate/payable fixed rate		22,538,739	20,840,453	640,823
	Interest rate swaptions:
	Sold		185,620	185,620	(21,332)
	Bought		—	—	—

Recognition of gain or loss on the hedged items	Interest rate swaps:	Loans and bills discounted
	Receivable floating rate/payable fixed rate		720,281	591,205	39,900

Special treatment for interest rate swaps	Interest rate swaps:	Borrowed money
	Receivable floating rate/payable fixed rate		63,310	50,410	(Note 2)

	Total		/	/	¥(268,911)

Notes:	1.	The Company applied deferred hedge accounting stipulated in JICPA Industry Committee Practical Guideline No. 24.
2.

Interest rate swap amounts measured by the special treatment for interest rate swaps were treated with the borrowed money that was subject to the hedge. Therefore such fair value was included in the fair value of the relevant transaction subject to the hedge in the (Notes to financial instruments).

September 30, 2023			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Interest rate futures:	Interest-earning/bearing financial assets/liabilities such as loans and bills discounted, other securities, deposits and negotiable certificates of deposit
	Sold		¥1,562,264	¥18,928	¥1,306
	Bought		—	—	—
	Interest rate swaps:
	Receivable fixed rate/payable floating rate		36,801,228	33,474,507	(1,358,326)
	Receivable floating rate/payable fixed rate		24,603,197	23,699,440	1,217,527
	Interest rate swaptions:
	Sold		207,916	207,916	(44,105)
	Bought		—	—	—

Recognition of gain or loss on the hedged items	Interest rate swaps:	Loans and bills discounted, deposits
	Receivable fixed rate/payable floating rate		2,291	—	1
	Receivable floating rate/payable fixed rate		743,580	640,906	49,406

Special treatment for interest rate swaps	Interest rate swaps:	Borrowed money
	Receivable floating rate/payable fixed rate		108,810	100,101	(Note 2)

	Total		/	/	¥(134,189)

Notes:	1.	The Company applied deferred hedge accounting stipulated in JICPA Industry Committee Practical Guideline No. 24.
2.

Interest rate swap amounts measured by the special treatment for interest rate swaps were treated with the borrowed money that was subject to the hedge. Therefore such fair value was included in the fair value of the relevant transaction subject to the hedge in the (Notes to financial instruments).

(2) Currency derivatives

March 31, 2023			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Currency swaps	Foreign currency denominated loans and bills discounted, other securities, deposits, foreign currency exchange, etc.	¥14,081,005	¥8,400,381	¥(1,071,255)
	Forward foreign exchange		4,341,634	3,238	(14,853)

Recognition of gain or loss on the hedged items	Currency swaps	Loans and bills discounted, other securities	88,468	44,459	12,088
	Forward foreign exchange		497	—	(0)

	Total		/	/	¥(1,074,020)

Note:	The Company applied deferred hedge accounting stipulated in JICPA Industry Committee Practical Guideline No. 25.

September 30, 2023			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Currency swaps	Foreign currency denominated loans and bills discounted, other securities, deposits, foreign currency exchange, etc.	¥15,288,830	¥8,991,054	¥(1,904,446)
	Forward foreign exchange		6,272,264	2,994	106,068

Recognition of gain or loss on the hedged items	Currency swaps	Loans and bills discounted, other securities	76,825	42,073	11,360
	Forward foreign exchange		629	—	(0)

	Total		/	/	¥(1,787,017)

Note:	The Company applied deferred hedge accounting stipulated in JICPA Industry Committee Practical Guideline No. 25.

(Notes to asset retirement obligations)

Fiscal year ended March 31, 2023

There was no information to be disclosed since the total amount of asset retirement obligations was immaterial.

Six months ended September 30, 2023

There was no information to be disclosed since the total amount of asset retirement obligations was immaterial.

(Notes to real estate for rent)

Fiscal year ended March 31, 2023

There was no significant information to be disclosed.

Six months ended September 30, 2023

There was no significant information to be disclosed.

(Revenue recognition)

Information on breakdown of revenues from contracts with customers.

Six months ended September 30	Millions of yen
	2022	2023
Ordinary income	¥2,916,911	¥4,482,985
Fees and commissions	703,822	804,513
Deposits and loans	129,974	127,769
Remittances and transfers	74,797	74,736
Securities-related business	58,201	90,957
Agency	4,662	4,751
Safe deposits	2,050	2,194
Guarantees	41,498	46,007
Credit card business	182,120	207,634
Investment trusts	74,191	82,677
Others	136,325	167,784

Note:

Fees and commissions obtained through Deposits and loans principally arise in the Wholesale Business Unit and the Global Business Unit, Remittances and transfers principally arise in the Wholesale Business Unit, the Retail Business Unit, and the Global Business Unit, Securities-related business principally arise in the Wholesale Business Unit, the Retail Business Unit, and the Global Business Unit, Credit card business principally arise in the Retail Business Unit, and Investment trusts principally arise in the Retail Business Unit and Head office account and others. Income based on “Accounting Standard for Financial Instruments” (ASBJ Statement No. 10, July 4, 2019) is also included in the table above.

(Notes to segment and other related information)

[Segment information]

1. Summary of reportable segment

The Group’s reportable segment is defined as an operating segment for which discrete financial information is available and reviewed by the Board of Directors and the Company’s Management Committee regularly in order to make decisions about resources to be allocated to the segment and assess its performance.

The businesses operated by each business unit are as follows:

Wholesale Business Unit:	Business to deal with domestic medium-to-large-sized and small-to- medium-sized corporate customers

Retail Business Unit:	Business to deal with mainly domestic individual customers

Global Business Unit:	Business to deal with international (including Japanese) corporate customers in overseas

Global Markets Business Unit:	Business to deal with financial market

Head office account:	Business other than businesses above

2. Method of calculating profit and loss amount by reportable segment

Accounting methods applied to the reported business segment are the same as those described in “(Significant accounting policies for preparing interim consolidated financial statements).” In case several business units cooperate for transactions, profit and loss, and expenses related to the transactions are recognized in the business units cooperating for the transactions and those amounts are calculated in accordance with internal managerial accounting policy.

The Company does not assess assets by business segments.

3. Information on profit and loss amount by reportable segment

Six months ended September 30, 2022	Millions of yen
	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥367,400	¥553,800	¥601,100	¥266,000	¥(155,945)	¥1,632,355
General and administrative expenses	(145,500)	(456,200)	(314,700)	(56,700)	10,538	(962,562)
Others	37,300	2,100	46,000	15,400	(48,721)	52,079

Consolidated net business profit	¥259,200	¥99,700	¥332,400	¥224,700	¥(194,128)	¥721,872

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.
	4.	The reportable segment of SMFG India Credit Company Limited and one of its consolidated subsidiaries was changed from “Head office account and others” to “Global Business Unit” from the beginning of the period for the six months ended September 30, 2022.

The changes in the methods of head office profit and loss allocation to each business unit were made during the period for the six months ended September 30, 2023. The results of retrospective application for the changes were as follows:

Six months ended September 30, 2022	Millions of yen
	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥353,400	¥567,900	¥589,500	¥266,700	¥(145,145)	¥1,632,355
General and administrative expenses	(143,300)	(487,700)	(330,200)	(73,600)	72,238	(962,562)
Others	48,800	2,100	47,100	15,400	(61,321)	52,079

Consolidated net business profit	¥258,900	¥82,300	¥306,400	¥208,500	¥(134,228)	¥721,872

Six months ended September 30, 2023	Millions of yen
	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥396,900	¥621,800	¥670,500	¥286,600	¥(158,475)	¥1,817,325
General and administrative expenses	(151,900)	(526,800)	(391,000)	(79,900)	67,402	(1,082,198)
Others	53,600	3,400	31,800	15,800	(68,815)	35,785

Consolidated net business profit	¥298,600	¥98,400	¥311,300	¥222,500	¥(159,888)	¥770,912

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

4. Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on interim consolidated statements of income (adjustment of difference)

Six months ended September 30, 2022	Millions of yen
Consolidated net business profit	¥721,872
Other ordinary income (excluding equity in gains of affiliates)	154,351
Other ordinary expenses	(150,152)

Ordinary profit on interim consolidated statements of income	¥726,071

Note: Figures shown in the parenthesis represent the loss.

Six months ended September 30, 2023	Millions of yen
Consolidated net business profit	¥770,912
Other ordinary income (excluding equity in gains of affiliates)	110,527
Other ordinary expenses	(172,207)

Ordinary profit on interim consolidated statements of income	¥709,232

Note: Figures shown in the parenthesis represent the loss.

[Related information]

Six months ended September 30, 2022

1. Information on each service

There was no information to be disclosed since information on each service was similar to the segment information.

2. Geographic information

(1)	Ordinary income

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥1,646,553	¥534,894	¥257,739	¥477,724	¥2,916,911

Notes:	1.	Consolidated ordinary income is presented as a counterpart of sales of companies in other industries.
2.

Ordinary income from transactions of the Company and its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries is classified as “Japan.” Ordinary income from transactions of overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries is classified as “The Americas,” “Europe and Middle East” and “Asia and Oceania,” based on their locations and in consideration of their geographic proximity and other factors.

3.

The Americas includes the United States, Brazil, Canada and others; Europe and Middle East includes the United Kingdom, Germany and others; Asia and Oceania includes China, Singapore, Indonesia and others except Japan.

(2)	Tangible fixed assets

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥878,298	¥573,374	¥43,282	¥50,673	¥1,545,628

3. Information on major customers

There were no major customers individually accounting for 10% or more of ordinary income reported on the interim consolidated statements of income.

Six months ended September 30, 2023

1. Information on each service

There was no information to be disclosed since information on each service was similar to the segment information.

2. Geographic information

(1)	Ordinary income

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥1,915,578	¥1,118,406	¥678,748	¥770,251	¥4,482,985

Notes:	1.	Consolidated ordinary income is presented as a counterpart of sales of companies in other industries.
2.

Ordinary income from transactions of the Company and its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries is classified as “Japan.” Ordinary income from transactions of overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries is classified as “The Americas,” “Europe and Middle East” and “Asia and Oceania,” based on their locations and in consideration of their geographic proximity and other factors.

3.

The Americas includes the United States, Brazil, Canada and others; Europe and Middle East includes the United Kingdom, Germany and others; Asia and Oceania includes China, Singapore, Indonesia and others except Japan.

(2)	Tangible fixed assets

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥848,852	¥610,820	¥42,240	¥49,382	¥1,551,296

3. Information on major customers

There were no major customers individually accounting for 10% or more of ordinary income reported on the interim consolidated statements of income.

[Information on impairment loss for fixed assets by reportable segment]

The Company does not allocate impairment loss for fixed assets to the reportable segment.

Impairment loss for the six months ended September 30, 2022 was ¥885 million.

Impairment loss for the six months ended September 30, 2023 was ¥733 million.

[Information on amortization of goodwill and unamortized balance by reportable segment]

	Millions of yen
Six months ended September 30, 2022	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Amortization of goodwill	¥316	¥2,009	¥6,994	¥—	¥6,340	¥15,662
Unamortized balance	4,436	36,030	199,356	—	84,706	324,529

Note:	The reportable segment of SMFG India Credit Company Limited and one of its consolidated subsidiaries was changed from “Head office account and others” to “Global Business Unit” from the beginning of the period for the six months ended September 30, 2022.

	Millions of yen
Six months ended September 30, 2023	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Amortization of goodwill	¥—	¥2,281	¥7,073	¥—	¥6,040	¥15,394
Unamortized balance	—	32,010	187,449	—	62,292	281,752

[Information on gains on negative goodwill by reportable segment]

Six months ended September 30, 2022

There were no corresponding transactions.

Six months ended September 30, 2023

There were no corresponding transactions.

(Business combinations)

There were no significant business combinations to be disclosed.

(Per share data)

1. Net assets per share and the calculation method

	Millions of yen, except per share data and number of shares
	March 31, 2023	September 30, 2023
Net assets per share	¥9,430.52	¥10,265.31
[The calculation method]
Net assets	12,791,106	13,821,086
Amounts excluded from net assets	110,640	126,403
Stock acquisition rights	1,145	1,002
Non-controlling interests	109,495	125,400

Net assets attributable to common stock at the end of the period	¥12,680,465	¥13,694,683

Number of common stock at the end of the period used for the calculation of net assets per share (in thousands)	1,344,620	1,334,073

2. Earnings per share and earnings per share (diluted) and each calculation method

	Millions of yen, except per share data and number of shares
Six months ended September 30	2022	2023
(i) Earnings per share	¥383.23	¥394.40
[The calculation method]
Profit attributable to owners of parent	525,427	526,465
Amount not attributable to common stockholders	—	—
Profit attributable to owners of parent attributable to common stock	525,427	526,465
Average number of common stock during the period (in thousands)	1,371,054	1,334,846
(ii) Earnings per share (diluted)	¥383.10	¥394.28
[The calculation method]
Adjustment for profit attributable to owners of parent	—	(2)
Adjustment of dilutive shares issued by consolidated subsidiaries and equity method affiliates	—	(2)
Increase in the number of common stock (in thousands)	477	396
Stock acquisition rights (in thousands)	477	396
Outline of dilutive shares which were not included in the calculation of “Earnings per share (diluted)” because they do not have dilutive effect:	—	—

(Significant subsequent events)

Six months ended September 30, 2023

Repurchase and cancellation of own shares

On November 14, 2023, the board of directors of the Company resolved to repurchase its own shares under Article 8 of its Articles of Incorporation pursuant to Paragraph 1 of Article 459 of the Companies Act and cancel the repurchased shares pursuant to Article 178 of the Companies Act.

(1)	Reason for the Repurchase of Own Shares

The Company will proceed with a flexible repurchase of its own shares in order to enhance shareholder returns and improve capital efficiency.

(2)	Outline of the Repurchase
1)	Type of shares to be repurchased: Common stock
2)	Aggregate number of shares to be repurchased:

Up to 26,000,000 shares (Equivalent to 1.9% of the number of shares issued (excluding treasury stock))

3)	Aggregate amount to be repurchased: Up to JPY 150,000,000,000
4)	Repurchase period: From November 15, 2023 to March 31, 2024
5)	Repurchase method:

Market purchases based on a discretionary dealing contract regarding repurchase of its own shares

(3)	Outline of the Cancellation
1)	Type of shares to be cancelled: Common stock
2)	Number of shares to be cancelled: All of the shares repurchased as stated in (2) above
3)	Scheduled cancellation date: April 20, 2024

(Others)

Not applicable.

(Non-consolidated financial statements)

1. Non-consolidated balance sheets

	Millions of yen		Millions of U.S. dollars
	March 31, 2023	September 30, 2023	September 30, 2023
Assets:
Current assets
Cash and due from banks	¥246,977	¥196,370	$1,313
Current portion of long-term loans receivables from subsidiaries and affiliates	576,988	1,267,189	8,472
Other current assets	231,133	112,701	753

Total current assets	1,055,099	1,576,261	10,538

Fixed assets
Tangible fixed assets	70,083	69,474	464
Intangible fixed assets	8,913	14,287	96
Investments and other assets	15,912,821	17,616,737	117,775
Investments in subsidiaries and affiliates	6,615,287	6,915,910	46,236
Long-term loans receivable from subsidiaries and affiliates	9,219,660	10,611,243	70,940
Other investments and other assets	77,873	89,583	599

Total fixed assets	15,991,817	17,700,500	118,335

Total assets	¥17,046,916	¥19,276,761	$128,873

Liabilities:
Current liabilities
Short-term borrowings	¥1,487,650	¥1,607,650	$10,748
Income taxes payable	25	8	0
Reserve for employee bonuses	873	898	6
Reserve for executive bonuses	553	—	—
Current portion of bonds	564,969	1,253,727	8,382
Current portion of long-term borrowings	12,018	13,462	90
Other current liabilities	69,432	87,682	586

Total current liabilities	2,135,524	2,963,427	19,812

Fixed liabilities
Bonds	8,497,979	9,959,101	66,580
Long-term borrowings	353,246	413,623	2,765
Other fixed liabilities	—	2,159	14

Total fixed liabilities	8,851,226	10,374,885	69,360

Total liabilities	10,986,751	13,338,313	89,172

Net assets:
Stockholders’ equity
Capital stock	2,342,537	2,344,038	15,671
Capital surplus
Capital reserve	1,564,013	1,565,514	10,466

Total capital surplus	1,564,013	1,565,514	10,466

Retained earnings
Other retained earnings
Voluntary reserve	30,420	30,420	203
Retained earnings brought forward	2,280,749	2,011,568	13,448

Total retained earnings	2,311,169	2,041,988	13,651

Treasury stock	(151,798)	(17,721)	(118)

Total stockholders’ equity	6,065,921	5,933,818	39,670

Valuation and translation adjustments
Net unrealized gains (losses) on other securities	(6,901)	3,626	24

Total valuation and translation adjustments	(6,901)	3,626	24

Stock acquisition rights	1,145	1,002	7

Total net assets	6,060,165	5,938,447	39,701

Total liabilities and net assets	¥17,046,916	¥19,276,761	$128,873

2. Non-consolidated statements of income

	Millions of yen		Millions of U.S. dollars
Six months ended September 30	2022	2023	2023
Operating income:
Dividends on investments in subsidiaries and affiliates	¥59,407	¥108,751	$727
Fees and commissions received from subsidiaries and affiliates	3,180	12,407	83
Interests on loans receivable from subsidiaries and affiliates	118,444	159,010	1,063

Total operating income	181,031	280,170	1,873

Operating expenses:
General and administrative expenses	17,881	25,073	168
Interest on bonds	110,473	147,298	985
Interest on long-term borrowings	4,804	9,618	64

Total operating expenses	133,159	181,990	1,217

Operating profit	47,872	98,180	656

Non-operating income	74	4,374	29
Non-operating expenses	3,479	10,834	72

Ordinary profit	44,467	91,720	613

Extraordinary loss	287	1,305	9

Income before income taxes	44,179	90,414	604

Income taxes-current	(3,271)	(3,963)	(26)
Income taxes-deferred	29	222	1

Income taxes	(3,241)	(3,741)	(25)

Net income	¥47,421	¥94,155	$629

3. Non-consolidated statements of changes in net assets

	Millions of yen
	Stockholders’ equity
		Capital surplus			Retained earnings
	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Other retained earnings		Total
Six months ended September 30, 2022					Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the period	¥2,341,878	¥1,563,355	¥—	¥1,563,355	¥30,420	¥2,182,107	¥2,212,527
Changes in the period:
Issuance of new stock	658	658		658
Cash dividends						(143,936)	(143,936)
Net income						47,421	47,421
Purchase of treasury stock
Disposal of treasury stock			(45)	(45)
Transfer from retained earnings to capital surplus			45	45		(45)	(45)
Net changes in items other than stockholders’ equity in the period

Net changes in the period	658	658	—	658	—	(96,560)	(96,560)

Balance at the end of the period	¥2,342,537	¥1,564,013	¥—	¥1,564,013	¥30,420	¥2,085,547	¥2,115,967

	Millions of yen
	Stockholders’ equity		Valuation and translation adjustments	Stock acquisition rights	Total net assets
Six months ended September 30, 2022	Treasury stock	Total	Net unrealized gains (losses) on other securities
Balance at the beginning of the period	¥(13,402)	¥6,104,357	¥—	¥1,475	¥6,105,832
Changes in the period:
Issuance of new stock		1,317			1,317
Cash dividends		(143,936)			(143,936)
Net income		47,421			47,421
Purchase of treasury stock	(34)	(34)			(34)
Disposal of treasury stock	320	274			274
Transfer from retained earnings to capital surplus		—			—
Net changes in items other than stockholders’ equity in the period			(7,464)	(273)	(7,737)

Net changes in the period	285	(94,956)	(7,464)	(273)	(102,694)

Balance at the end of the period	¥(13,116)	¥6,009,401	¥(7,464)	¥1,201	¥6,003,138

(Continued)

	Millions of yen
	Stockholders’ equity
		Capital surplus			Retained earnings
	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Other retained earnings		Total
Six months ended September 30, 2023					Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the period	¥2,342,537	¥1,564,013	¥—	¥1,564,013	¥30,420	¥2,280,749	¥2,311,169
Changes in the period:
Issuance of new stock	1,501	1,500		1,500
Cash dividends						(168,077)	(168,077)
Net income						94,155	94,155
Purchase of treasury stock
Disposal of treasury stock			(99)	(99)
Cancellation of treasury stock			(195,160)	(195,160)
Transfer from retained earnings to capital surplus			195,259	195,259		(195,259)	(195,259)
Net changes in items other than stockholders’ equity in the period

Net changes in the period	1,501	1,500	—	1,500	—	(269,181)	(269,181)

Balance at the end of the period	¥2,344,038	¥1,565,514	¥—	¥1,565,514	¥30,420	¥2,011,568	¥2,041,988

	Millions of yen
	Stockholders’ equity		Valuation and translation adjustments	Stock acquisition rights	Total net assets
Six months ended September 30, 2023	Treasury stock	Total	Net unrealized gains (losses) on other securities
Balance at the beginning of the period	¥(151,798)	¥6,065,921	¥(6,901)	¥1,145	¥6,060,165
Changes in the period:
Issuance of new stock		3,001			3,001
Cash dividends		(168,077)			(168,077)
Net income		94,155			94,155
Purchase of treasury stock	(61,326)	(61,326)			(61,326)
Disposal of treasury stock	242	143			143
Cancellation of treasury stock	195,160	—			—
Transfer from retained earnings to capital surplus		—			—
Net changes in items other than stockholders’ equity in the period			10,527	(142)	10,385

Net changes in the period	134,076	(132,103)	10,527	(142)	(121,717)

Balance at the end of the period	¥(17,721)	¥5,933,818	¥3,626	¥1,002	¥5,938,447

(Continued)

	Millions of U. S. dollars
	Stockholders’ equity
		Capital surplus			Retained earnings
	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Other retained earnings		Total
Six months ended September 30, 2023					Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the period	$15,661	$10,456	$—	$10,456	$203	$15,248	$15,451
Changes in the period:
Issuance of new stock	10	10		10
Cash dividends						(1,124)	(1,124)
Net income						629	629
Purchase of treasury stock
Disposal of treasury stock			(1)	(1)
Cancellation of treasury stock			(1,305)	(1,305)
Transfer from retained earnings to capital surplus			1,305	1,305		(1,305)	(1,305)
Net changes in items other than stockholders’ equity in the period

Net changes in the period	10	10	—	10	—	(1,800)	(1,800)

Balance at the end of the period	$15,671	$10,466	$—	$10,466	$203	$13,448	$13,651

	Millions of U. S. dollars
	Stockholders’ equity		Valuation and translation adjustments	Stock acquisition rights	Total net assets
Six months ended September 30, 2023	Treasury stock	Total	Net unrealized gains (losses) on other securities
Balance at the beginning of the period	$(1,015)	$40,553	$(46)	$8	$40,515
Changes in the period:
Issuance of new stock		20			20
Cash dividends		(1,124)			(1,124)
Net income		629			629
Purchase of treasury stock	(410)	(410)			(410)
Disposal of treasury stock	2	1			1
Cancellation of treasury stock	1,305	—			—
Transfer from retained earnings to capital surplus		—			—
Net changes in items other than stockholders’ equity in the period			70	(1)	69

Net changes in the period	896	(883)	70	(1)	(814)

Balance at the end of the period	$(118)	$39,670	$24	$7	$39,701